SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Semester Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Gol Linhas Aéreas
Inteligentes S.A.

Individual and Consolidated Interim

Financial Information for the

Quarter Ended June 30, 2012 and

Report on Review of

Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

ITR - Semester Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Index
Company data
Capital	01
Individual Financial Statements
Balance Sheet - Assets	02
Balance Sheet - Liability	03
Income Statement	04
Statements of Comprehensive Income	05
Statements of Cash Flows	06
Statement of Changes in Equity
Statement of Changes in Equity – 01/01/2012 to 06/30/2012	07
Statement of Changes in Equity – 01/01/2011 to 06/30/2011	08
Statement of Value Added	09
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance sheet - Liability	11
Income Statement	12
Statement of Comprehensive Income	13
Statements of Cash Flows	14
Statement of Changes in Equity
Statement of Changes in Equity – 01/01/2012 to 06/30/2012	15
Statement of Changes in Equity – 01/01/2011 to 06/30/2011	16
Statement of Value Added	17
Comments on performance	18
Notes	24
Opinions and Statements
Report on Review of Interim Financial Information	68

ITR - Semester Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Company Profile / Subscribed Capital

Number of Shares	Current Quarter
(Thousands)	06/30/2012
Paid-in Capital
Common	137,032,734
Preferred	133,357,270
Total	270,390,004
Treasury
Common	-
Preferred	3,724,225
Total	3,724,225

ITR - Semester Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Balance Sheets – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 06/30/2012	Prior Year 12/31/2011
1	Total Assets	3,384,520	3,873,498
1.01	Current Assets	321,898	342,387
1.01.01	Cash and Cash Equivalents	203,387	232,385
1.01.02	Short-term Investments	74,899	69,885
1.01.06	Recoverable Taxes	43,597	39,981
1.01.07	Prepaid Expenses	15	136
1.02	Noncurrent Assets	3,062,622	3,531,111
1.02.01	Long-term Assets	604,700	651,019
1.02.01.06	Deferred Taxes	43,411	45,137
1.02.01.08	Related-party Transactions	545,361	593,817
1.02.01.08.04	Others Related-party Transactions	545,361	593,817
1.02.01.09	Other Noncurrent Assets	15,928	12,065
1.02.01.09.03	Deposits	15,892	12,065
1.02.01.09.04	Restricted Cash	36	-
1.02.02	Investments	1,530,499	2,103,325
1.02.03	Property, Plant and Equipment	927,379	776,678
1.02.04	Intangible Assets	44	89

ITR - Semester Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Balance Sheets - Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 06/30/2012	Prior Year 12/31/2011
2	Total Liabilities and Equity	3,384,520	3,873,498
2.01	Current Liabilities	82,045	89,670
2.01.01	Salaries, Wages and Benefits	152	25
2.01.01.02	Salaries, Wages and Benefits	152	25
2.01.02	Accounts Payable	1,857	6,353
2.01.03	Taxes Payable	6,191	3,233
2.01.04	Short-term Debt	73,009	79,475
2.01.05	Other Liabilities	836	584
2.01.05.02	Other	836	584
2.01.05.02.01	Dividends Payable	584	584
2.01.05.02.04	Other Liabilities	252	-
2.02	Noncurrent Liabilities	1,815,559	1,577,917
2.02.01	Long-term Debt	1,452,992	1,347,300
2.02.02	Other Liabilities	362,567	230,617
2.02.02.01	Liabilities with Related-party Transactions	355,315	222,725
2.02.02.02	Other	7,252	7,892
2.02.02.02.03	Taxes Payable	7,252	7,892
2.03	Shareholder’s Equity	1,486,916	2,205,911
2.03.01	Capital	2,284,549	2,284,549
2.03.01.01	Issued Capital	2,316,500	2,316,500
2.03.01.02	Cost on Issued Shares	(31,951)	(31,951)
2.03.02	Capital Reserves	268,361	260,098
2.03.02.01	Premium on Issue of Shares	31,076	31,076
2.03.02.02	Special Reserve Goodwill	29,187	29,187
2.03.02.05	Treasury Shares	(51,377)	(51,377)
2.03.02.06	Advance for Future Capital Increase	183,189	182,610
2.03.02.07	Share-based Payments	76,286	68,602
2.03.05	Accumulated Losses	(1,015,945)	(259,468)
2.03.06	Other Comprehensive Income	(50,049)	(79,268)

ITR - Semester Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements /Income Statement

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011
3.04	Operating Expenses/Income	(557,608)	(605,007)	(364,646)	(291,964)
3.04.02	General and administrative expenses	(6,447)	(10,610)	(11,650)	(22,059)
3.04.04	Other operating income	-	6,743	7,356	7,356
3.04.06	Equity in subsidiaries	(551,161)	(601,140)	(360,352)	(277,261)
3.05	Income Before Income Taxes and Financial Income/Expenses	(557,608)	(605,007)	(364,646)	(291,964)
3.06	Finance Income/Expenses	(152,790)	(145,726)	5,890	2,657
3.06.01	Financial income	19,652	31,170	35,422	60,491
3.06.01.02	Exchange Variation	-	-	27,297	45,325
3.06.01.03	Financial income	19,652	31,170	8,125	15,166
3.06.02	Financial expenses	(172,442)	(176,896)	(29,532)	(57,834)
3.06.02.01	Exchange Variation	(126,636)	(99,443)	-	-
3.06.02.02	Financial expenses	(45,806)	(77,453)	(29,532)	(57,834)
3.07	Income Before Income Taxes	(710,398)	(750,733)	(358,756)	(289,307)
3.08	Income Tax (Expenses)	(4,675)	(5,744)	53	-
3.08.01	Current	(2,948)	(4,017)	53	-
3.08.02	Deferred	(1,727)	(1,727)	-	-
3.09	Loss from Continuing Operations	(715,073)	(756,477)	(358,703)	(289,307)
3.11	Loss for the Period	(715,073)	(756,477)	(358,703)	(289,307)

ITR - Semester Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011
4.01	Net Profit (Loss) for the Period	(715.073)	(756.477)	(358.703)	(289.307)
4.02	Other Comprehensive Income	(29.467)	29.219	(28.798)	(13.515)
4.02.01	Available for sale financial assets	-	-	-	(487)
4.02.02	Cash Flow Hedges	(44.648)	44.270	(43.634)	(19.740)
4.02.03	Tax effect	15.181	(15.051)	14.836	6.712
4.03	Comprehensive loss for the period	(744.540)	(727.258)	(387.501)	(302.822)

ITR - Semester Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Statements of Cash Flows – Indirect Method

In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2012 to 06/30/2012	01/01/2011 to 06/30/2011
6.01	Net Cash Used in Operating Activities	(91,137)	(75,848)
6.01.01	Cash Flows from Operating Activities	732,677	267,900
6.01.01.01	Depreciation and Amortization	44	44
6.01.01.02	Deferred Taxes	1,727	-
6.01.01.03	Equity in subsidiaries	601,140	277,261
6.01.01.04	Shared-based Payments	7,684	14,957
6.01.01.05	Exchange and Monetary Variations, Net	71,361	(78,242)
6.01.01.06	Interests on Loans, Net	57,775	53,880
6.01.01.07	Unrealized Hedge income, Net of taxes	(9,042)	-
6.01.01.08	Provision	1,988	-
6.01.02	Changes Assets and Liabilities	(67,337)	(54,441)
6.01.02.01	Deposits	(3,827)	(3,004)
6.01.02.04	Tax Obligation	2,319	(1,560)
6.01.02.05	Interests Paid	(52,120)	(51,406)
6.01.02.06	Income Tax Paid	(4,676)	-
6.01.02.07	Others Liabilities	1,283	683
6.01.02.08	Accounts Payable	(4,496)	(1,520)
6.01.02.09	Prepaid Expenses and credits and other values	1,181	2,366
6.01.02.11	Investments used for trading	(7,001)	-
6.01.03	Other	(756,477)	(289,307)
6.01.03.01	Net Income (loss) for the Period	(756,477)	(289,307)
6.02	Net Cash Used in Investing Activities	(150,737)	(53,782)
6.02.01	Short-term Investments	-	(459)
6.02.02	Restricted Cash	(36)	-
6.02.03	Property, Plant and Equipment	(150,701)	(53,323)
6.03	Net Cash Generated by Financing Activities	212,876	58,203
6.03.03	Credit with related parties	225,110	108,253
6.03.04	Capital increase	-	807
6.03.05	Dividends	-	(50,857)
6.03.06	Advance for Future Capital Increase	579	-
6.03.07	Payment of loans and leases	(12,813)	-
6.05	Net Decrease in Cash and Cash Equivalents	(28,998)	(71,427)
6.05.01	Cash and Cash Equivalents at Beginning of the Period	232,385	229,436
6.05.02	Cash and Cash Equivalents at End of the Period	203,387	158,009

ITR - Semester Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Statements of Changes in Equity – From 01/01/2012 to 06/30/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasure shares	Income reserves	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening Balance	2,284,549	260,098	-	(259,468)	(79,268)	2,205,911
5.03	Adjusted Balance	2,284,549	260,098	-	(259,468)	(79,268)	2,205,911
5.04	Shareholders Capital Transactions	-	8,263	-	-	-	8,263
5.04.08	Increase in advances for future capital	-	579	-	-	-	579
5.04.09	Share- based payments	-	7,684	-	-	-	7,684
5.05	Total Comprehensive Income (loss)	-	-	-	(756,477)	29,219	(727,258)
5.05.01	Accumulated Losses	-	-	-	(756,477)	-	(756,477)
5.05.02	Other Comprehensive Income	-	-	-	-	29,219	29,219
5.07	Closing Balance	2,284,549	268,361	-	(1,015,945)	(50,049)	1,486,916

ITR - Quarterly Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Statement of Changes in  Equity – From 01/01/2011 to 06/30/2011

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasure shares	Income reserves	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening Balance	2,296,461	92,103	529,532	-	11,073	2,929,169
5.02	Prior year adjustments	-	-	-	(37,462)	-	(37,462)
5.03	Adjusted Balance	2,296,461	92,103	529,532	(37,462)	11,073	2,891,707
5.04	Shareholders Capital Transactions	807	14,957	-	-	-	15,764
5.04.08	Advance for Future Capital Increase	807	-	-	-	-	807
5.04.09	Share-base payments	-	14,957	-	-	-	14,957
5.05	Total Comprehensive Income	-	-	-	(289,307)	(13,515)	(302,822)
5.05.02	Other Comprehensive Income	-	-	-	(289,307)	(13,515)	(302,822)
5.05.02.06	Loss for the period	-	-	-	(289,307)	-	(289,307)
5.05.02.07	Other	-	-	-	-	(13,515)	(13,515)
5.07	Closing Balance	2,297,268	107,060	529,532	(326,769)	(2,442)	2,604,649

ITR - Quarterly Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Account Code	Account Description	01/01/2012 to 06/30/2012	01/01/2011 to 06/30/2011
7.01	Revenues	6,743	7,356
7.01.02	Other Income	6,743	7,356
7.02	Acquired from Third Parties	(1,246)	(5,261)
7.02.02	Materials, Energy, Outside Services and Other	(1,246)	(5,261)
7.03	Gross Value Added	5,497	2,095
7.04	Retentions	(44)	(44)
7.04.01	Depreciation, Amortization and Exhaustion	(44)	(44)
7.05	Added Value Produced	5,453	2,051
7.06	Value Added Received in Transfer	(569,970)	(262,095)
7.06.01	Equity equivalence result	(601,140)	(277,261)
7.06.02	Finance income	31,170	15,166
7.07	Total Wealth for Distribution (Distributed)	(564,517)	(260,044)
7.08	Wealth for Distribution (Distributed)	(564,517)	(260,044)
7.08.01	Employees	8,455	15,680
7.08.02	Taxes	6,609	1,074
7.08.03	Third Part Capital Remuneration	176,896	12,509
7.08.03.03	Other	176,896	12,509
7.08.03.03.02	Financiers	176,896	12,509
7.08.04	Shareholders’s return	(756,477)	(289,307)
7.08.04.03	Retained Earnings / Loss for the Period	(756,477)	(289,307)

ITR - Quarterly Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated Interim Financial Statements / Balance Sheets – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 06/30/2012	Prior Year 12/31/2011
1	Total Assets	10,454,148	10,655,141
1.01	Current Assets	2,636,622	3,138,303
1.01.01	Cash and Cash Equivalents	983,275	1,230,287
1.01.02	Short-term Investments	719,391	1,009,068
1.01.03	Trade Receivables	379,231	354,134
1.01.04	Inventories	150,149	151,023
1.01.06	Recoverable Taxes	191,471	212,998
1.01.07	Prepaid Expenses	67,705	93,797
1.01.08	Other Current Assets	145,400	86,996
1.01.08.03	Others	145,400	86,996
1.01.08.03.01	Restricted Cash	69,603	8,554
1.01.08.03.02	Deposits	34,987	35,082
1.01.08.03.03	Other Credits	40,810	39,147
1.01.08.03.04	Rights of derivative transactions	-	4,213
1.02	Noncurrent Assets	7,817.526	7,516,838
1.02.01	Long-term Assets	2,016,344	1,842,411
1.02.01.06	Deferred Taxes	1,133,137	1,086,990
1.02.01.07	Prepaid Expenses	40,212	44,964
1.02.01.09	Other Noncurrent Assets	842,995	710,457
1.02.01.09.01	Other Noncurrent Assets	8,187	14,399
1.02.01.09.03	Restricted Cash	195,622	100,541
1.02.01.09.04	Deposits	639,186	595,517
1.02.03	Property, Plant and Equipment	4,026,159	3,890,470
1.02.03.01	Property, Plant and Equipment	1,717,517	1,513,236
1.02.03.01.01	Other Flight Equipment	1,010,658	955,306
1.02.03.01.02	Advance of Property, Plant and Equipment Acquisition	515,517	365,067
1.02.03.01.04	Others	191,342	192,863
1.02.03.02	Leased Property, Plant and Equipment	2,308,642	2,377,234
1.02.03.02.01	Leased Property, Plant and Equipment	2,308,642	2,377,234
1.02.04	Intangible Assets	1,775,023	1,783,957
1.02.04.01	Intangible Assets.	1,232,721	1,241,655
1.02.04.02	Goodwill	542,302	542,302

ITR - Quarterly Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated Interim Financial Statements / Balance Sheets - Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 06/30/2012	Prior Year 12/31/2011
2	Total Liabilities and Equity	10,454,148	10,655,141
2.01	Current Liabilities	2,856,843	3,595,665
2.01.01	Salaries, Wages and Benefits	242,050	250,030
2.01.02	Accounts Payable	534,149	414,563
2.01.03	Taxes Payable	62,792	76,736
2.01.04	Short-term Debt	605,678	1,552,440
2.01.05	Other Liabilities	1,333,555	1,226,328
2.01.05.02	Others	1,333,555	1,226,328
2.01.05.02.01	Dividends Payable	584	584
2.01.05.02.04	Tax and landing fees	253,293	190,029
2.01.05.02.05	Advance Ticket Sales	784,927	744,743
2.01.05.02.06	Customer Loyalty Programs	101,666	71,935
2.01.05.02.07	Advance Ticket Sales	9,623	30,252
2.01.05.02.08	Other Liabilities	76,210	73,353
2.01.05.02.09	Liabilities from derivative transactions	107,252	115,432
2.01.06	Provisions	78,619	75,568
2.02	Noncurrent Liabilities	6,110,389	4,853,565
2.02.01	Short-term Debt	4,627,238	3,439,008
2.02.02	Other Liabilities	478,126	419,669
2.02.02.02	Others	478,126	419,669
2.02.02.02.03	Customer Loyalty Programs	286,797	214,779
2.02.02.02.05	Taxes Payable	116,475	112,935
2.02.02.02.06	Other Liabilities	74,854	91,955
2.02.03	Deferred Taxes	755,867	763,706
2.02.04	Provisions	249,158	231,182
2.03	Consolidated Equity	1,486,916	2,205,911
2.03.01	Capital	2,171,221	2,171,221
2.03.01.01	Issued Capital	2,316,500	2,316,500
2.03.01.02	Cost on Issued Shares	(145,279)	(145,279)
2.03.02	Capital Reserves	268,361	260,098
2.03.02.01	Premium on Issue of Shares	31,076	31,076
2.03.02.02	Special Reserve Goodwill	29,187	29,187
2.03.02.05	Treasury Shares	(51,377)	(51,377)
2.03.02.06	Advance for Future Capital Increase	183,189	182,610
2.03.02.07	Share-based Payments	76,286	68,602
2.03.05	Accumulated Losses	(902,617)	(146,140)
2.03.06	Other Comprehensive Income	(50,049)	(79,268)

ITR - Quarterly Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated Interim Financial Statements /Income Statement

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/20212 to 06/30/2012	01/01/20212 to 06/30/2012	04/01/2012 to 06/30/2011	01/01/2011 to 06/30/2011
3.01	Sales and services revenue	1.830.658	3.996.726	1.566.341	3.462.063
3.01.01	Passenger	1.602.000	3.526.254	1.378.585	3.082.433
3.01.02	Cargo and Other	228.658	470.472	187.756	379.630
3.02	Cost of Sales and Services	(1.921.241)	(3.842.116)	(1.565.977)	(3.047.860)
3.03	Gross profit	(90.583)	154.610	364	414.203
3.04	Operating Expenses/Income	(264.062)	(501.993)	(271.178)	(549.747)
3.04.01	Selling expenses	(158.801)	(299.339)	(152.955)	(302.389)
3.04.01.01	Marketing expenses	(158.801)	(299.339)	(152.955)	(302.389)
3.04.02	General and Administrative expenses	(105.261)	(209.397)	(125.579)	(254.714)
3.04.04	Other Operating Income	-	6.743	7.356	7.356
3.05	Income Before Income Taxes and Financial Income/Expenses	(354.645)	(347.383)	(270.814)	(135.544)
3.06	Financial Income/Expenses	(450.324)	(473.536)	(87.026)	(112.832)
3.06.01	Financial income	108.150	211.982	122.973	291.628
3.06.01.01	Income on Investments	-	211.982	95.959	194.832
3.06.01.02	Exchange variation, net	-	-	27.014	96.796
3.06.02	Financial expenses	(558.474)	(685.518)	(209.999)	(404.460)
3.06.02.01	Financial expenses	(225.638)	(425.379)	(209.999)	(404.460)
3.06.02.04	Exchange variation, net	(332.836)	(260.139)	-	-
3.07	Income Before Income Taxes	(804.969)	(820.919)	(357.840)	(248.376)
3.08	Income Tax (Expenses)	89.896	64.442	(863)	(40.931)
3.08.01	Current	5.326	(4.595)	3.794	(19.606)
3.08.02	Deferred	84.570	69.037	(4.657)	(21.325)
3.09	Loss from Continuing Operations	(715.073)	(756.477)	(358.703)	(289.307)
3.11	Loss for the Period	(715.073)	(756.477)	(358.703)	(289.307)
3.11.01	Attributable to Shareholders of the Company	(715.073)	(756.477)	(358.703)	(289.307)

ITR - Quarterly Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated Interim Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011
4.01	Net Consolidated Profit (Loss) for the Period	(715,073)	(756,477)	(358,703)	(289,307)
4.02	Other Comprehensive Income	(29,467)	29,219	(28,798)	(13,515)
4.02.01	Available for sale financial assets	-	-	-	(487)
4.02.02	Cash Flow Hedges	(44,648)	44,270	(43,634)	(19,740)
4.02.03	Tax effect	15,181	(15,051)	14,836	6,712
4.03	Consolidated Comprehensive Income for the period	(744,540)	(727,258)	(387,501)	(302,822)
4.03.01	Attributable to Shareholders of the Company	(744,540)	(727,258)	(387,501)	(302,822)

ITR - Quarterly Information – 06/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated  Interim Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2012 to 06/30/2012	01/01/2011 to 06/30/2011
6.01	Net Cash Provided by (used in) Operating Activities	377.764	(14,996)
6.01.01	Cash Flows from Operating Activities	773.360	370,734
6.01.01.01	Depreciation and Amortization	251.042	180,824
6.01.01.02	Allowance for Doubtful Accounts	15.076	4,480
6.01.01.03	Provisions for contingencies	9.802	2,836
6.01.01.04	Reversion of provisions for Onerous Contracts	-	12,330
6.01.01.05	Reversion of provision for Inventory Obsolescence	(235)	19
6.01.01.06	Deferred Taxes	(69.037)	21,325
6.01.01.07	Shared-based Payments	7.684	14,957
6.01.01.08	Exchange and Monetary Variations, Net	264.019	(111,237)
6.01.01.09	Interests on loans and other, net	127.998	176,193
6.01.01.10	Unrealized Hedge income, Net of taxes	60.607	26,485
6.01.01.11	Provision for Return of Aircraft	1.988	(1,508)
6.01.01.14	Mileage Program	101.749	10,674
6.01.01.15	Write-of property, plant and equipment and intangible assets	5.725	5,073
6.01.01.16	Provision for profit sharing plan	-	28,283
6.01.01.17	Impairment losses	(3.058)	-
6.01.02	Changes in Assets and Liabilities	360.881	(96,423)
6.01.02.01	Accounts receivable	(40.173)	17,487
6.01.02.02	Inventories	1.109	29,225
6.01.02.03	Deposits	(20.873)	26,329
6.01.02.04	Prepaid Expenses and Recovery Taxes	34.791	21,937
6.01.02.05	Other Assets	8.761	5,367
6.01.02.06	Accounts Payable	119.586	19,423
6.01.02.07	Advance Ticket Sales	40.184	(34,714)
6.01.02.08	Advances from customers	(20.629)	(28,820)
6.01.02.09	Salaries, Wages and Benefits	(7.980)	46,536
6.01.02.10	Sales Tax and Landing Fees	63.265	8,915
6.01.02.11	Taxes Payable	(5.809)	27,216
6.01.02.12	Provision	17.419	(48,345)
6.01.02.14	Interests Paid	(60.068)	(73,404)
6.01.02.15	Income Tax Paid	(4.595)	(19,606)
6.01.02.16	Provision for Income	-	(56,727)
6.01.02.17	Insurance	(13.549)	(30,168)
6.01.02.18	Other Liabilities	(13.730)	(7,074)
6.01.02.19	Investments used for trading	287.688	-
6.01.02.20	Derivatives Obligations	(24.516)	-
6.01.03	Others	(756.477)	(289,307)
6.01.03.01	Profit (Loss) for the Period	(756.477)	(289,307)
6.02	Net Cash Used in Investing Activities	(536.594)	(506,773)
6.02.01	Short term Investments	-	(401,089)
6.02.02	Restricted Cash	(156,130)	25,892
6.02.03	Property, Plant and Equipment	(365.879)	(118,306)
6.02.04	Increase in Intangible	(14.585)	(13,270)
6.03	Net Cash Generated by Financing Activities	(88.888)	207,917
6.03.02	Debt Increase	218.334	548,458
6.03.03	Payments of Debt	(307.801)	(290,491)
6.03.04	Capital increase	-	807
6.03.05	Dividends	-	(50,857)
6.03.06	Advance for Future Capital Increase	579	-
6.04	Exchange Variation on Cash and Cash Equivalents	706	1,466
6.05	Net Decrease in Cash and Cash Equivalents	(247.042)	(312,386)
6.05.01	Cash and Cash Equivalents at Beginning of the Period	1.230.287	1,955,858
6.05.02	Cash and Cash Equivalents at End of the Period	983.275	1,643,472

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                                                                                                                                                                                              Version: 1

Consolidated  Interim Financial Statements / Statements of Changes in Equity – From 01/01/2012 to 06/30/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasure shares	Income reserves	Accumulated losses	Other comprehensive income	Equity	Total non-controllers participation	Consolidated equity
5.01	Opening Balance	2,171,221	260,098	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.03	Adjusted Balance	2,171,221	260,098	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.04	Shareholders Capital Transactions	-	579	-	-	-	579	-	579
5.04.08	Increase in advances for future capital	-	579	-	-	-	579	-	579
5.05	Total Comprehensive Income	-	7,684	-	(756,477)	29,219	(719,574)	-	(719,574)
5.05.01	Net Income for the Period	-	-	-	(756,477)	-	(756,477)	-	(756,477)
5.05.02	Other Comprehensive Income, net	-	7,684	-	-	29,219	36,903	-	36,903
5.05.02.06	Other net Comprehensive income	-	-	-	-	29,219	29,219	-	29,219
5.05.02.08	Share – based payments	-	7,684	-	-	-	7,684	-	7,684
5.07	Closing Balance	2,171,221	268,361	-	(902,617)	(50,049)	1,486,916	-	1,486,916

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                                                                                                                                                                                              Version: 1

Consolidated  Interim Financial Statements / Statement of Changes in  Equity – From 01/01/2011 to 06/30/2011

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasure shares	Income reserves	Accumulated losses	Other comprehensive income	Equity	Total non-controllers participation	Consolidated equity
5.01	Opening Balance	2,183,133	92,103	642,860	-	11,073	2,929,169	-	2,929,169
5.02	Prior year adjustments	-	-	-	(37,462)	-	(37,462)	-	(37,462)
5.03	Adjusted Balance	2,183,133	92,103	642,860	(37,462)	11,073	2,891,707	-	2,891,707
5.04	Shareholders Capital Transactions	807	14,957	-	-	-	15,764	-	15,764
5.04.08	Capital increase through exercise of options	807	-	-	-	-	807	-	807
5.04.09	Share-based payments	-	14,957	-	-	-	14,957	-	14,957
5.05	Total Comprehensive Loss	-	-	-	(289,307)	(13,515)	(302,822)	-	(302,822)
5.05.02	Other Comprehensive Loss	-	-	-	(289,307)	(13,515)	(302,822)	-	(302,822)
5.05.02.06	Losses for the Period	-	-	-	(289,307)	(13,515)	(302,822)	-	(302,822)
5.07	Closing Balance	2,183,940	107,060	642,860	(326,769)	(2,442)	2,604,649	-	2,604,649

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated Interim Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

Line code	Line item	Current YTD 01/01/2012 to 06/30/2012	Prior Year YTD 01/01/2011 to 06/30/2011
7.01	Revenues	4,200,852	3,627,455
7.01.02	Other Income	4,203,118	3,631,935
7.01.02.01	Transportation of Passengers, Cargo and Other	4,196,375	3,624,579
7.01.02.02	Other Operating Income	6,743	7,356
7.01.04	Allowance for doubtful accounts	(2,266)	(4,480)
7.02	Acquired from Third Parties	(2,899,377)	(2,303,219)
7.02.02	Aircraft Insurance	(792,746)	(697,755)
7.02.04	Other	(2,106,631)	(1,605,464)
7.02.04.01	Fuel and lubrificants	(1,905,882)	(1,411,862)
7.02.04.02	Supplies, power, outside services and other	(14,954)	(16,769)
7.02.04.03	Sales and advertising	(185,795)	(176,833)
7.03	Gross Value Added	1,301,475	1,324,236
7.04	Retentions	(251,042)	(180,824)
7.04.01	Depreciation, Amortization and Exhaustion	-	(180,824)
7.05	Added Value Produced	1,050,433	1,143,412
7.06	Value Added Received in Transfer	211,982	194,832
7.06.02	Finance income	211,982	194,832
7.07	Total Wealth for Distribution (Distributed)	1,262,415	1,338,244
7.08	Wealth for Distribution (Distributed)	1,262,415	1,338,244
7.08.01	Employees	670,860	609,266
7.08.02	Taxes	360,648	373,069
7.08.03	Third Part Capital Remuneration	987,384	645,216
7.08.03.03	Other	987,384	645,216
7.08.03.03.01	Financiers	685,518	404,460
7.08.03.03.02	Tenants	301,866	240,756
7.08.04	Shareholder’s return	(756,477)	(289,307)
7.08.04.03	Retained Earnings / Loss for the Period	(756,477)	(289,307)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

São Paulo, August 13, 2012 – GOL Linhas Aéreas Inteligentes S.A. “GLAI”, (BM&Fbovespa: GOLL4 and NYSE: GOL), (S&P: B+, Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, announces today its results for the second quarter of 2012 (2Q12). All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the second quarter of 2011 and first quarter of 2012 (2Q11 and 1Q12). The results are consolidated and have included 100% of Webjet‘s results since October 3rd, 2011.

Message from Management

The Company’s second-quarter results reflect the unfavorable macroeconomic scenario for the civil aviation sector. High fuel costs, depreciation of the real against the dollar, which has a direct impact on 55% of the Company’s operating expenses, and higher costs with Brazilian aviation fees, all had a substantial effect on GOL’s results as well as on the domestic air transport industry as a whole. Accordingly, the Company revises in this quarter earnings release its financial guidance for 2012, but maintains its ex-fuel cost estimate stable despite this scenario.

In response to this scenario, GOL resized its route network, cutting around 130 loss-making flights, and streamlined its operational structure, workforce and fixed costs. The positive results of these measures should become apparent mainly on the second half of 2012. In addition, a joint operation with Webjet, a highly efficient airline operationally and with the same DNA as GOL, constitute an opportunity for further developing even more a competitive advantage conferred by the Company’s costs. In 2Q12, R$25 million in operational synergies between the two airlines were identified, especially regarding costs with aircraft maintenance, fuel and improvements to the sales channel through an interline agreement between the two firms. All in all, the Company has captured operational synergy gains of around R$48 million since joint operations began.

GOL continues to prioritize safe passenger transportation through its young and modern fleet, in addition to being a benchmark for aircraft maintenance. It also remains focused on providing excellent service, thereby ensuring a pleasant flying experience and the satisfaction of its customers. In 2Q12, Webjet and GOL further enhanced this feeling of satisfaction by coming as first and second, respectively, in the domestic industry punctuality rankings for the second consecutive quarter. Convenience is another Company priority. Around five million of Webjet’s and GOL’s passengers enjoyed the convenience of remote check-in during the quarter.

The Company also maintained a solid financial and cash position, enabling it to overcome a challenging macroeconomic scenario, having closed 2Q12 with total cash of around R$1.9 billion.

The quarter’s internal changes were designed to ensure the continuity and development of a sustainable long-term strategy. The downsizing of the route network will ensure that GOL adapts to the new domestic market growth parameters and the structural adjustments will lead to a simpler and more streamlined operation. Management remains confident in opportunities in Brazil’s aviation market, one of the most under-penetrated in the world, and believes in the resilience and sustainable growth of national economy for the coming years.

GOL wishes to thank its Team of Eagles for their hard work, motivation and commitment to helping GOL remain the best company to travel with, work for and invest in.

Paulo Sérgio Kakinoff | CEO of  GOL Linhas Aéreas Inteligentes S.A.

Constantino de Oliveira Junior | Founder and Chairman of the Board of GOL Linhas Aéreas Inteligentes S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

AVIATION MARKET – INDUSTRY

Domestic aviation industry supply and demand increased by 5.5% and 7.4%, respectively, over 2Q11, with an average load factor of 70.6%, versus 69.4% in 2Q11 (up by 1.2 p.p.).   In the first half, domestic supply and demand moved up by 8.4% and 7.2%, respectively, over 1H11, confirming the industry’s trend towards more conservative supply additions and the creation of a more sustainable sector in the long term.

TOTAL SYSTEM - INDUSTRY (billion)	2Q12	2Q11	% Var.	1H12	1H11	% Var.
Supply (ASK)	37.2	35.8	3.9%	76.5	72.1	6.1%
Demand (RPK)	27.0	25.6	5.4%	55.2	52.2	5.8%
Load Factor	72.7%	71.7%	+1.0pp	72.2%	72.4%	-0.2pp
DOMESTIC MARKET	2Q12	2Q11	%Var.	1H12	1H11	%Var.
Supply (ASK)	29.2	27.6	5.5%	60.2	55.5	8.4%
Demand (RPK)	20.6	19.2	7.4%	42.1	39.3	7.2%
Load Factor	70.6%	69.4%	+1.2pp	70.0%	70.8%	-0.8pp
INTERNATIONAL MARKET	2Q12	2Q11	%Var.	1H12	1H11	%Var.
Supply (ASK)	8.0	8.2	-1.4%	16.2	16.5	-1.8%
Demand (RPK)	6.4	6.5	-0.4%	13.0	12.9	1.3%
Load Factor	80.0%	79.2%	+0.8pp	80.3%	77.8%	+2.4pp

Data from the Brazilian Civil Aviation Agency (Anac). The 2Q11 operating figures were recalculated in accordance with the current DCA Manual.

AVIATION MARKET – PRO-FORMA CONSOLIDATED DATA (GOL + Webjet)

The information below refers to GOL and Webjet’s pro-forma route network, i.e. including Webjet’s traffic data in 2Q11.  Pro-forma figures are used to ensure better comparisons of the Company’s route network trends.

TOTAL SYSTEM GOL+ WEBJET PRO-FORMA (billion)	2Q12	2Q11	% Var.	1H12	1H11	% Var.
Supply (ASK)	12.5	12.7	-1.9%	26.5	26.3	0.6%
Demand (RPK)	8.7	8.6	1.6%	18.2	18.3	-0.6%
Load Factor	69.5%	67.1%	+2.4pp	68.7%	69.5%	-0.8pp
DOMESTIC MARKET	2Q12	2Q11	%Var.	1H12	1H11	%Var.
Supply (ASK)	11.5	11.8	-2.2%	24.5	24.0	2.0%
Demand (RPK)	8.1	8.0	1.6%	16.9	16.8	0.2%
Load Factor	70.3%	67.6%	+2.6pp	69.0%	70.3%	-1.3pp
INTERNATIONAL MARKET	2Q12	2Q11	%Var.	1H12	1H11	%Var.
Supply (ASK)	1.0	1.0	1.9%	2.0	2.4	-13.8%
Demand (RPK)	0.6	0.6	1.3%	1.3	1.5	-9.4%
Load Factor	60.7%	61.1%	-0.3pp	64.4%	61.3%	+3.1pp

    Data from the Brazilian Civil Aviation Agency (Anac). The 2Q11 operating figures were recalculated in accordance with the current DCA Manual.

SUPPLY (ASK)

Supply on GOL’s pro-forma domestic route network fell by 2.2% over 2Q11, chiefly due to the flight rationalization strategy adopted by the Company as of March 2012. GOL and Webjet jointly offer around 970 daily flights, close to the figure in 2Q11, when GOL did not have Webjet as a VRG subsidiary.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The reduction in its operational structure reinforces GOL’s commitment to ensuring a sustainable aviation market in the long term and resuming positive operating margins in the short term, despite the challenging economic scenario due to exchange rate and fuel price volatility.

In the same period, international supply moved up by 1.6%, chiefly due to the period increase in charter flights, especially to Orlando and Bariloche.

DEMAND (RPK) and LOAD FACTOR

GOL’s demand moved up by approximately 1.6%, chiefly due to the modest growth of Brazil’s economy in the first half of 2012, which, combined with the 1.9% period decline in ASK, increased the load factor by 2.4  p.p. This result reflects the Company’s efforts to rationalize a market that had been growing in an unsustainable manner and underlines the Company’s long-term strategy.

CONSOLIDATED OPERATING INDICATORS (GOL and Webjet)

The following indicators do not consider Webjet in 2Q11 and 6M11.

Consolidated Operating Indicators	2Q12	2Q11	% Var.	1H12	1H11	% Var.
RPK (in Bn)*	8.7	7.5	15.3%	18.2	16.2	12.5%
GOL	7.6	7.5	0.4%	15.7	16.2	-2.9%
Webjet	1.1	na	na	2.5	na	na
ASK (in Bn)*	12.5	11.4	10.0%	26.5	23.5	12.6%
GOL	11.0	11.4	-3.4%	23.2	23.5	-1.5%
Webjet	1.5	na	na	3.3	na	na
Load Factor*	69.5%	66.3%	3.2%	68.7%	68.7%	0.0%
GOL	69.0%	66.3%	2.6%	67.7%	68.7%	-1.0%
Webjet	73.5%	na	na	75.5%	na	na
Revenue Passengers (’000)	9,532	8,224	15.9%	19,436	16,820	15.6%
GOL	8,279	8,224	0.7%	16,746	16,820	-0.4%
Webjet	1,252	na	na	2,689	na	na
Productivity (Block Hour/Day)	12.0	13.0	-7.9%	12.3	13.2	-6.7%
GOL	12.3	13.0	-5.7%	12.6	13.2	-4.6%
Webjet	10.5	na	na	10.9	na	na
Departures (000)	85,529	74,608	14.6%	178,912	150,222	19.1%
GOL	73,406	74,608	-1.6%	152,810	150,222	1.7%
Webjet	12,123	na	na	26,102	na	na
Stage Length (km)	866	893	-3.0%	877	889	-1.3%
GOL	876	893	-1.9%	887	912	-2.7%
Webjet	803	na	na	821	na	na
Average Operating Aircraft	129	109	18.7%	133	110	21.3%
GOL	109	109	0.0%	112	110	1.8%
Webjet	20	na	na	21	na	na
Fuel Consumption (mm)	403	358	12.4%	848	740	14.6%
GOL	348	358	-2.9%	727	740	-1.7%
Webjet	55	na	na	121	na	na
Employee	18,966	18,691	1.5%	18,966	18,691	1.5%
GOL	17,209	18,691	-7.9%	17,209	18,691	-7.9%
Webjet	1,757	na	na	1,757	na	na

* The 2Q11 and 1H11 operating figures were recalculated in accordance with the current DCA Manual.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

FLEET

The Company closed the second quarter with a total fleet of 124 B737-700 and 800 NG aircraft with an average age of 7.3 years, plus 23 B737-300s, with an average age of 20.0 years. In 2Q12, the Company took delivery of one aircraft under an operational leasing contract and returned two aircraft under operational leasing, including one of Webjet's 737-300s. By the end of the quarter, there were three 767 aircraft as non-operational.

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 150 aircraft, 99 were under operational leases, 45 were under financial leases, and six are owned by the Company. GOL has purchase options on 39 of the 45 aircraft when their leasing contracts terminate.  In 2012, the Company expects a decline of more than 2% in the two companies’ combined seat supply over 2011.

The GOL unit closed the quarter with 124 operational aircraft (excluding the three Boeing 767-300s), 111 of which were actively flying in the period (versus an average of 109 in 2Q11). The Webjet unit ended the period with 30 operational aircraft, 20 of which actively flying, as shown in the table on page 5.

Fleet - End of Period	2Q12	2Q11(3)	Var	1Q12	Var
Consolidated Fleet	150	121	29	151	(1)
737-300	23	-	23	24	(1)
737-700	43	43	-	43	-
737-800	81	75	6	81	-
767-300	3	3	-	3	-
GOL’s Fleet	120	121	(1)	123	(3)
737-300	-		-	-	-
737-700	43	43	-	43	-
737-800	74	75	(1)	77	(3)
767-300 (1)	3	3	-	3	-
Webjet’s Fleet	30	-	30	28	2
737-300	23	-	23	24	(1)
737-700	-	-	-	-	-
737-800 (2)	7	-	7	4	3

(1)     Seven of GOL’s Boeing 737-800s were transferred to Webjet in 1H12 through a subleasing agreement.

(2)     Two of the three Boeing 767s are in the final stage of transfer to Delta Air Lines and the other is non-operational. The expenses related to transferring the two Boeing 767-300s are being 100% reimbursed by Delta.

(3)     At the close of 2Q11, GOL had six non-operational aircraft: three B737-300s and three B737-800s subleased

(4)     At the close of 2Q12, Webjet had three aircraft undergoing pre-devolution maintenance – the aircraft were returned in August

On June  30, 2012, the Company had 90 firm orders, 10 purchase rights and an additional 40 purchase options with Boeing. The approximate amount of the firm orders, excluding contractual discounts, is R$16.8bn, to be paid in accordance with the following schedule.

In addition to the above-mentioned obligations, the Company will pay R$1.8bn as advances on aircraft acquisitions in the above periods.

Aircraft Payments Forecast (R$MM)	2012	2013	2014	2015	2016	>2016	Total
Pre Delivery Deposits	265.1	603.7	525.2	442.8	91.0	3.6	1,931.4
Aircraft Acquisition Commitments,	809.9	3,166.7	4,678.7	4,195.6	3,286.2	702.7	16,839.8
Total	1,075.0	3,770.4	5,203.9	4,638.4	3,377.2	706.3	18,771.2

*List price of the aircraft

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

FUTURE FLEET PLAN

The table below presents the consolidated fleet plan revised by the Company, including demand from GOL and Webjet. The plan also includes early returns of Webjet’s Boeing 737-300s and their replacement by Boeing 737-700/800 NGs, in accordance with the aircraft purchase order signed by GOL and Boeing.

The following table shows the Company’s current situation and expectations regarding negotiations with the lessors of Webjet’s Boeing 737-300s and is therefore subject to possible alterations as these negotiations proceed.

Consolidated Fleet Plan – End of the Period	2011	2012	2013	2014
Boeing 737-700 NG	43	39	32	32
Boeing 737-800 NG	80	89	103	108
Boeing 737-300	24	9	-	-
Boeing 767 (1)	3	1	1	-
Total Fleet	150	138	136	140

(1)      Part of the total fleet, but not part of the operational fleet.

With the replacement of Boeing 737-300s by Boeing 737-800s, the Company will increase its average seating per aircraft, enhancing the flexibility of its operating capacity and improving aircraft efficiency in terms of fuel consumption.

CAPEX

GOL invested around R$164.3mn in 2Q12, 49% of which in the acquisition of aircraft for delivery between 2012 and 2014 (pre-delivery deposits); around 49% in the purchase of aircraft parts and 49% in aircraft reconfigurations and improvements; and around 2% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Break Workshop).

2012 GUIDANCE

Due to the impact of an adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent trends. The estimates below refer to GOL's and Webjet's consolidated figures.

The Company revises its 2012 guidance in this quarter earnings release due to the worsening macroeconomic scenario, exemplified by: (i) the new exchange rate level, which had a direct impact on around 55% of the Company’s costs, including jet fuel, maintenance, aircraft operational leasing, fleet insurance and costs from GOL’s international operations; (ii) the domestic aviation industry’s altered growth prospects due to the slowdown in Brazil’s economy; and (iii) the adjustment of supply to the new scenario.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

2012 Guidance	Previous Scenario		Previous Scenario		Real 2012
	Min.	Max.	Min.	Max.	JAN-JUN
Brazilian GDP Growth	3.0%	4.0%	1.5%	2.5%	N.D.
Domestic Demand Growth (%RPK)	7.0%	10.0%	6.0%	9.0%	7.3%
Domestic Load Factor	71%	75%	71%	75%	69%
Passengers Transported (in million)	42	45	41	42	19
GOL Domestic Capacity (ASK billion)	50.2	51.2	48	49	24.5
RPK, System (in billion)	39	41.5	37	39	16.9
Departures (000)	363	370.3	354	364	178.9
CASK ex-fuel (R$ cents)	9.0	9.6	9.0	9.6	9.3
Fuel Liters Consumed (billion)	1.70	1.73	1.60	1.75	0.8
Average Exchange Rate (R$.US$)	1.75	1.80	1.95	2.00	1.87
Operating Margin (EBIT)	4.00%	7.00%	Note Below*		-8.7%

*Given extreme volatility and the economic deterioration, together with the negative operating performance in the first half of 2012, this year’s operating margin (EBIT) will be negative. Assuming the current economic assumptions do not change, GOL expects the second half to be better than the first, thanks to: (i) the adjustment measures adopted by the Company in the first half; (ii) the improved domestic economic scenario; (iii) lower economic volatility; and (iv) higher reduction in domestic supply, that may reach a 4.5% decrease compared to 2011.

The Company’s quarterly figures reflect substantial and variable seasonality, jeopardizing comparisons with estimates for the entire fiscal year. The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

1.         General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in, controling of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) additional passenger air chartering services.

Additionally, GLAI is the direct parent company of the subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”), and indirect parent company of the subsidiaries SKY Finance II (“SKY II”) and Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. GAC is the parent company of SKY II, established on November 30, 2009, located in the Cayman Islands, whose activity is related to obtaining funds to finance aircraft acquisition.

Finance was established on March 16, 2006, according to the of laws the Cayman Islands, and its activity is related to obtaining funds for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights using GOL and VARIG brands, and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has shared participation of 50% of this company, which started to operate in September, 2011.

On October 3, 2011, VRG subsidiary acquired the entire share capital of Webjet Linhas Aéreas S.A. ("Webjet"), a airline headquartered in the city of Rio de Janeiro, which provides scheduled passenger air chartering services in Brazil.

On October 27, 2011, CADE, the subsidiary VRG and Webjet entered into a Transaction Reversibility Preservation Agreement ("APRO"), concerning the acquisition of 100% (one hundred percent) of the capital of Webjet, whereby the reversibility of the transaction and preservation of assets is assured until a final decision is reached by the governmental agency. The agreement ensures the independence in the management of both companies, including with respect to the Company’s frequent flyer program ("Smiles").Without reducing Webjet’s capacity, the agreement provides for the sharing of flights between the companies with the aim of optimizing the route network and offer more options to customers.

On April 28, 2012, the subsidiary VRG constituted a participation account company ("SCP Trip") in order to develop, produce and explore the "Gol Magazine", distributed free on flights of the Company. The shared participation of  VRG is equivalent to 60% of the SCP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the Sao Paulo Stock Exchange- BOVESPA. The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the Sao Paulo Stock Exchange-BOVESPA, and is included in the Special Corporate Governance Stock Index (IGC) and the Special Tag Along Stock Index (ITAG), which were created to identify companies committed to adopt differentiated corporate governance practices.

2.          Approval and summary of significant accounting policies applied in preparing the Interim Financial Information- ITR.

The approval and authorization of these Interim Financial Information occurred at the Board of Directors’ meeting held on August 13, 2012. The Company’s registered office is located at Rua Tamoios, 246, Jardim Aeroporto, Sao Paulo, Brazil.

2.1  Basis of preparation

The consolidated Interim Financial Information- ITR was prepared for the three and/or six months period ended on June 30, 2012 in accordance with International Accounting Standards (IAS) no. 34, related to consolidated interim financial statements, as issued by the International Accounting Standards Board (IASB) and technical pronouncement CPC 21 – Demonstração Intermediária (Interim Financial Reporting).

IAS 34 requires the use of certain accounting estimates by the Company Management. The consolidated interim financial information- ITR were prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

The Individual Interim Financial Information- ITR of the parent company was prepared in accordance with the accounting pratices adapted in Brazil,  CPC 21 which deals with the Interim Finance Information.

The individual interim financial information prepared for statutory purposes, presents the valuation of investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, these individual financial statements are not in accordance with IFRSs, which require the evaluation of these investments in separate financial statements of the parent at fair value or cost.

These Interim Financial Information-ITR individual and consolidated do not include all the information and disclosure items required in the individual and consolidated annual financial statements therefore, they must be read together with the individual and consolidated financial statements for the year ended December 31, 2011, filed on March 26, 2012, which were prepared according to the accounting practices, as described above. There were no changes in accounting practices adopted on December 31,2011 to June 30,2012.

The Company has chosen to present these individual and consolidated interim financial information in one single set, side by side, because there is no difference between the individual and consolidated shareholders’ equity and net income (loss).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

3.    Seasonality

The Company expects that the revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, January and July, respectively, and during the last two weeks of December, during the holidays season. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational results over the year.

4.          Cash and cash equivalents

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Cash and bank deposits	7,764	13,406	76,542	157,452
Cash equivalents	-195,623	218,979	906,733	1,072,835
	203,387	232,385	983,275	1,230,287

As of June 30, 2012, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds and fixed-income funds, paid at post fixed rates ranging between 98.5% and 102.5% of the Interbank Deposit Certificate Rate (CDI).

The composition of cash equivalents balance is as follows:

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Private bonds	177,548	218,979	309.868	284,911
Government bonds	-	-	528.517	787,605
Investment funds	18,075	-	68.348	319
	195,623	218,979	906.733	1,072,835

These investments have high liquidity, are readily convertible into known amounts of cash and are subject to an insignificant risk of value changes.

5.    Short-term investments

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Private Bonds	-	-	-	12,071
Government Bonds	-	-	141,701	124,400
Investment Funds	74,899	69,885	577,690	872,597
	74,899	69,885	719,391	1,009,068

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Private bonds comprise of CDBs (“Bank Deposit Certificates”), with maturity until September 2013 and highly liquidity, paid at a weighted average rate of 102% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), NTN (National Treasury Bills), with immediate maturity, and paid at an variable average the last twelve months of 11.75% p.a..

Investment funds are represented primarily by government bonds LTN and CDBs.

6. Restricted Cash

The restricted cash in current assets, as of June 30, 2012, was represented by deposit in a restricted account, relating to the acquisition of Webjet, in the amount of R$8,554 (R$8,554 as of December 31, 2011) and by a loan collateral deposit that corresponds to 30% of Webjet’s loans in the amount of R$61,049.

The restricted cash as  no current assets was mainly represented by:

	Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011
Margin deposits of to hedge transactions (a)	129,094	82,996
Guarantee margin deposits associated with loans from the BNDES (b)	7,546	8,591
Deposits in guarantee with letter of credit	8,789	8,471
Deposits in guarantee to forward operations of future	39,513	-
Others deposits	10,680	483
	195,622	100,541

(a)              Deposits, in US dollar, subject to the overnight rate (average yield of 0.14% p.a.).

(b)              Guarantee margin, invested in DI investment funds and yielding at a weighted average rate of 102% of CDI.

7. Trade and other receivables

	Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011
Local currency:
Credit card administrators	93,690	100,214
Travel agencies	222,145	185,544
Installment sales	39,119	47,189
Cargo agencies	37,399	37,460
Airline partners companies	19,970	17,031
Other	39,312	35,077
	451,635	422,515
Foreign currency:
Credit card administrators	8,323	9,228
Travel agencies	5,710	6,833
Cargo agencies	122	301
	14,155	16,362
	465,790	438,877

Allowance for doubtful accounts	(85,876)	(83,610)
	379,914	355,267

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Current	379,231	354,134
Noncurrent (*)	683	1,133

(*)The portion of noncurrent trade receivables is recorded in other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácil program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

	Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011
Falling due	344,802	317,016
Overdue until 30 days	16,304	20,618
Overdue 31 to 60 days	4,197	7,507
Overdue 61 to 90 days	3,221	4,954
Overdue 91 to 180 days	6,882	11,754
Overdue 181 to 360 days	19,885	15,307
Overdue above 360 days	70,499	61,721
	465,790	438,877

The average collections period of installment sales is nine months and 5.99% monthly interest is charged on the receivable balance, which is recognized as financial income. The average collection period of other receivables is 103 days (108 days as of December 31, 2011.)

Changes in the allowance for doubtful accounts, for the quarters ended June 30, 2012 and 2011, are as follows:

	Consolidated (IFRS and BRGAAP)
	06/30/2012	06/30/2011
Balance at beginning of period	(83,610)	(60,127)
Additions	(15,076)	(14,252)
Unrecoverable amounts	1,494	1,181
Recoveries	11,316	8,591
Balance at the end of period	(85,876)	(64,607)

On June 30, 2012 and December 31, 2011, accounts receivable from travel agencies in the minimum amount of R$16,000, were given as guarantees to loan agreements with BNDES Bank.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

8.               Inventories

	Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011

Consumables	17,125	20,148
Parts and maintenance materials	125,426	127,080
Advances to suppliers	21,416	12,725
Others	5,632	12,331
Provision for adjustment to market value (a)	(1,485)	(3,061)
Provision for obsolescence	(17,965)	(18,200)
	150,149	151,023

(a)        The amount refers to the amortization reduction on inventories purchased from Webjet.In the period ended June 30, 2012, there was the realization of the value allocated to the amount of R$1,576.

Changes in the allowance for inventory obsolescence are as follows:

	Consolidated (IFRS and BRGAAP)
	06/30/2012	06/30/2011
Balance at the beginning of the period	(18,200)	(17,004)
Additions	(107)	(227)
Write-offs	342	220
Balance at the end of the period	(17,965)	(17,023)

9.    Deferred and recoverable taxes

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Recoverable taxes:
Current assets
ICMS (1)	-	-	18,344	13,222
Prepaid IRPJ and CSSL (2)	42,408	37,784	101,411	77,679
IRRF (3)	944	1,922	19,556	16,584
PIS and COFINS (4)	-	-	1,335	54,085
Withholding tax of public institutions	-	-	26,185	26,791
Value added tax – IVA (5)	-	-	5,707	4,242
Income tax on imports	245	275	17,299	17,740
Others	-	-	1,634	2,655
Total recoverable taxes - current	43,597	39,981	191,471	212,998

Deferred taxes:
Non-current assets
Tax losses	31,852	33,121	425,897	427,167
Negative basis of social contribution	11,466	11,923	153,323	153,780
Temporary differences
Mileage program:	-	-	132,077	97,483
Allowance for doubtful accounts and other credits	-	-	62,877	62,317
Provision for loss on acquisition of VRG			143,350	143,350
Provision for legal and tax liabilities	-	-	61,173	57,151
Return of aircraft	-	-	33,372	22,089
Derivative transactions not settled	-	-	55,877	65,377
Effects from Webjet’s acquisition	-	-	5,420	7,086
Others	93	93	59,771	51,190
Total noncurrent deferred tax assets	43,411	45,137	1,133,137	1,086,990

Noncurrent liabilities
Temporary differences
Brands	-	-	21,457	21,457
Flight rights	-	-	353,226	353,226
Maintenance deposits	-	-	104,279	101,630
Depreciation of engines and parts for aircraft maintenance	-	-	151,456	140,677
Reversal of goodwill amortization	-	-	89,362	76,596
Derivative transactions not settled	-	-	7,134	28,525
Aircraft leasing	-	-	14,669	26,902
Other	-	-	14,284	14,693
Total noncurrent deferred tax liabilities	-	-	755,867	763,706

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable income.

     CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on certain domestic transactions, such as payment of fees to some service providers, payment of salaries, and financial income from bank investments.

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

(5) IVA: Value added tax on sales of goods and services abroad.

The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution on calculation of taxable income, to be offset against 30% of annual taxable income, which can be carried forward indefinitely, in the following amounts:

	Individual (GLAI)		Direct (VRG) and indirect subsidiary (Webjet)
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Tax losses	253,190	258,268	2,326,313	1,887,267
Negative basis of social contribution	253,190	258,268	2,326,313	1,887,267

The tax credits arising from tax loss carryforwards and negative basis of social contribution were recorded based on the expected generation of future taxable income of the Company and its subsidiaries, as prescribed by tax laws.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Projected future taxable income for the utilization of tax loss carryforwards and negative basis of social contribution, technically prepared and supported based on business plans and approved by the Board of Directors, indicates the existence of sufficient taxable income for the realization of the recognized deferred tax assets.

The Company and its subsidiaries have a total tax credits in the amount of R$877,031, which R$86,085 are from GLAI and R$790,946 are from its subsidiaries VRG and Webjet, and recognized an allowance for loss of R$297,811 (R$42,767 from GLAI and R$255,044 from its subsidiaries VRG and Webjet), for credits that have no perspective of realization in the near future.

Management considers that the deferred tax assets arising from temporary differences will be realized proportionally to the realization of provisions and final outcome of future events.

	Individual
	Three months periods ended on		Six months periods ended on
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Loss before income tax and social contribution	(710,398)	(358,756)	(750,733)	(289,307)
Combined tax rate	34%	34%	34%	34%
Income tax at combined tax rate	241,535	121,977	255,249	98,365
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(187,395)	(122,520)	(204,387)	(94,269)
Nondeductible income from subsidiaries	(10,301)	(6,800)	(16,920)	(15,316)
Income tax on permanent differences	(597)	(4,968)	(822)	(5,081)
Income tax and social contribution not recognized on tax loss carryforwards or compensation 30%		(721)	-	(721)
Nondeductible expenses (nontaxable income)	703	2,989	(112)	357
Exchange differences on foreign investments	(48,620)	10,096	(38,752)	16,665
Income (expense) of tax and social contribution	(4,675)	53	(5,744)	-

Current income tax and social contribution	(2,948)	53	(4,017)	-
Deferred income tax and social contribution	(1,727)	-	(1,727)	-
	(4,675)	53	(5,744)	-

	Consolidated
	Three months periods ended on		Six months periods ended on
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Loss before income tax and social contribution	(804,969)	(357,840)	(820,919)	(248,376)
Combined tax rate	34%	34%	34%	34%
Income tax at combined tax rate	273,689	121,666	279,112	84,448
Adjustments to calculate the effective tax rate:
Nondeductible income from subsidiaries	(17,852)	(6,800)	(24,471)	(15,316)
Nondeductible expenses	(1,895)	(11,237)	(6,435)	(9,140)
Income tax on permanent differences	(1,750)	(2,194)	(2,575)	(24,492)
Use of tax credits in the repayment of Law 11.941	-	(8,013)	-	(8,013)
Income tax and social contribution is not recognized on tax loss carryforwards	(115,708)	(104,381)	(143,073)	(85,083)
Exchange differences on foreign investments	(46,588)	10,096	(38,116)	16,665
Income (expense) of tax and social contribution	89,896	(863)	64,442	(40,931)

Current income tax and social contribution	5,326	3,794	(4,595)	(19,606)
Deferred income tax and social contribution	84,570	(4,657)	69,037	(21,325)
	89,896	(863)	64,442	(40,931)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

10. Prepaid Expenses

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Deferred losses from sale-leaseback transactions (a)	-	-	49,515	54,201
Prepayments of hedge premium	-	-	-	11,572
Lease prepayments	-	-	30,302	30,382
Insurance prepayments	15	136	8,397	22,775
Prepaid commissions	-	-	14,104	13,020
Others	-	-	5,599	6,811
	15	136	107,917	138,761

Current	15	136	67,705	93,797
Noncurrent	-	-	40,212	44,964

(a)   During the reporting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to nine aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in explanatory Note 27 b.

11.   Deposits

Parent company

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to labor claims, deposited in escrow until the conclusion of the related claims, updated at the SELIC  rate. The balances of escrow deposits as of June 30, 2012 recorded in noncurrent assets totaled R$15,892 (R$12,065 as of December 31, 2011).

Consolidated

Maintenance deposits

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company and its subsidiaries VRG and Webjet made deposits in US dollars for maintenance of aircraft and engines that will be used  in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

Based on the regular analysis of deposit recovery, management believes that the amounts reported in the consolidated balance sheet are recoverable and there are no indications of impairment of maintenance deposits, whose balances as of June 30, 2012 classified in current and noncurrent assets amount to R$34,987 and R$334,347, respectively (R$35,082 and R$323,062 in current and noncurrent assets as of December 31, 2011, respectively).

Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in US dollars on behalf of the leasing companies, whose fully refund occurs upon the contract expiration date. As of June 30, 2012, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$92,709 (R$96,983 as of December 31, 2011).

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to tax, civil and labor claims, deposited in escrow until the resolution of the related claims, paid at SELIC  rate. The balances of escrow deposits as of June 30, 2012, recorded in noncurrent assets totaled R$212,130 (R$175,472 as of December 31, 2011).

12.      Transactions with related parties

Loan agreements– noncurrent assets and liabilities– Individual

The Company and GAC maintains loan agreements, assets and liabilities with its subsidiary VRG without interest rates prescribed, maturity or guarantees, as set forth below:

	Asset		Liability
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
GLAI with VRG	50,457	48,514	-	-
GAC with VRG (a)	-	71,280	355,315	222,725
Finance with VRG (a)	494,904	474,023	-	-
	545,361	593,817	355,315	222,725

a)           The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related party Breda  Transportes e Serviços  S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2013, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index) .

The subsidiary VRG also holds contracts with the related parties Expresso União Ltda. and Serviços Gráficos Ltda., for employee transportation and graphic services, expiring on September 16, 2012 and July 18, 2012, respectively.

The subsidiary VRG also holds contracts for the operation of the Gollog franchise through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015.

The subsidiary VRG also holds contracts with the related party Vaud Participações S.A. to provide executive administration and management services, with two year term beginning on October 2010.

During the period ended June 30, 2012, VRG recognized total expenses related to these services of R$5,299 (R$5,087 as of June 30, 2011). All the entities referred above belong to the same economic group.

Property lease

VRG is the lessee of the property located at Rua Tamoios, 246, São Paulo, SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., a company owned by the same shareholder of the Company, whose contract expires annually on April 4, 2012, extended by conditions set up in August 2012. The contract includes an annual adjustment clause, based on the IGP-M. During the period ended June 30, 2012 VRG recognized total expenses related to this lease of R$246 (R$317 as of June 30, 2011).

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

On September 2011, subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. e Viação Piracicabana Ltda. The purpose of the agreement is the issuance of UATP (Universal Air Transportation Plan) accounts. VRG issued credits to related parties in the amounts of R$20 and R$40, respectively, to be used in the UATP system. Such system can be used to pay domestic and international air services to all members. VRG uses the UATP system, which is operated and maintained by the international air sector, and seeks to simplify billing and facilitate the payment of air travels and other related services.

Financing contract for engine maintenance

On June 29, 2012, the Company through its subsidiary VRG, issued the first series of Guaranteed Notes ("Guaranteed Notes") in funding for engine maintenance. The funding will be within two years due in June 29, 2014 and aims to support the maintenance of engines, reviewed by the maintenance division of Delta Air Lines (see details in note 17). On June 30, 2012 spending on engine maintenance workshop conducted with Delta Air Lines were  R$56,837.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Trade payables – current liabilities

As of June 30, 2012, balances payable to related companies amounting to R$334 (R$1,198 as of December 31, 2011) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Key management personnel payments

	Three months period		Six months period ended
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Salaries and benefits	3,209	3,341	6,651	7,256
Related taxes	1,367	1,250	2,569	2,687
Share-based payments	3,750	4,573	7,684	9,146
Total	8,326	9,164	16,904	19,089

As of June 30, 2012, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of preferred stock options to the Company’s management and key senior executive officers. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

Due to changes in the Company's Stock Option Plan, approved at the Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)	2011
Board of Directors’ meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010	December 20, 2010
Total options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640	2,722,444
Option strike price	33.06	47.30	65.85	45.46	10.52	20.65	27.83
Average fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81	16.01(c)
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%	44.55%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%	0.47%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%	10.25%
Option term (years)	10	10	10	10	10	10	10

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

(a) In April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.

(b) In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c) The calculated fair the value for 2011 plan was 16.92, 16.11, and 15.17 for the related vesting periods (2011, 2012, and 2013).

(d) The calculated fair the value for 2012 stock option plans was 6.04, 5.35 and 4.56 respectively.

Changes in the stock options as of June 30, 2012 are as follows:

	Stock options	Weighted average strike price
Outstanding options as of December 31, 2011	4,621,192	24.34
Options granted	-	-
Options expired and adjustment on forfeited rights estimate	(782,090)	22.94
Options outstanding as June 30,2012	3,839,102	24.63

Number of options to be vested as of December 31, 2011	1,784,759	23.89
Number of options to be vested as of June 30, 2012	2,144,019	22.36

The strike price range and the average maturity of outstanding options, as well as the strike price range for the exercisable options as of June 30, 2012, are summarized below:

Outstanding options				Options exercisable
Strike price range	Outstanding options	Remaining weighted average maturity in years	Average strike price	Options exercisable	Average strike price
33.06	22,807	3	33.06	22,807	33.06
47.3	31,062	4	47.3	31,062	47.3
65.85	32,804	5	65.85	32,804	65.85
45.46	63,949	6	45.46	57,554	45.46
10.52	242,587	7	10.52	169,811	10.52
20.65	1,559,796	8	20.65	1,169,847	20.65
27.83	1,886,097	9	27.83	660,134	27.83
10.52-65.85	3,839,102	8,31	24.63	2,144,019	23.93

For the period ended June 30, 2012, the Company recognized in shareholders’ equity an result with stock options in the amount of R$7,684 (R$14,957 for the period ended June 30, 2011), being the expense presented in the consolidated income statements as personnel expenses.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

13.  Investments

Due to the changes in Law 6404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC and Finance were considered as an extension of the controller GLAI and consolidated on a line by line basis, only subsidiary VRG was considered as an investment.

Changes in investments in June 30, 2012 are as follows:

Balances as of December 31, 2010	2,713,261
Equity in subsidiaries	(518,274)
Unrealized hedge losses (VRG)	(89,853)
Amortization losses, net of sale-leaseback (a)	(1,809)
Balances as of December 31, 2011	2,103,325
Equity in subsidiaries	(601,140)
Unrealized hedge gains (VRG)	29,219
Deferred gains, net of sale leaseback transaction with (a)	(906)
Balances as of June 30, 2012	1,530,499

(a)   The subsidiary GAC has net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of June 30, 2012, the net balance to be deferred of R$29,779 (R$30,685 for the year ended December 31, 2011) is basically a part of the parent's net investment in the VRG. See explanatory note N°. 27 b.

The subsidiary VRG’s shares are not traded on stock exchanges. The relevant information on VRG is summarized below:

	Total number of shares	Interest - %	Capital	Shareholders’ equity (b)	Net income (loss)
12/31/11	3,002,248,156	100%	2,294,191	2,072,640	(518,274)
06/30/12	3,002,248,156	100%	2,294,191	1,500,720	(601,140)

(b)   The difference between the balance of investment and equity participation in VRG corresponds to the net effect of  R$29,779 from sale leaseback, mentioned above under (a)

14. Earnings or Loss per Share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially,  there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Individual and Consolidated (IFRS and BRGAAP)
	Three months periods ended on		Six months periods ended on
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Numerator
Income (loss) for the period	(715,073)	(358,703)	(756,477)	(289,307)

Denominator
Weighted average number of outstanding shares (in thousands)	266,666	270,349	266,666	270,349

Effect of dilutive securities

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	266,666	270,349	266,666	270,349

Basic earnings (loss) per share	(2.682)	(1.327)	(2.837)	(1.070)
Diluted earnings (loss) per share	(2.682)	(1.327)	(2.837)	(1.070)

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, discussed in note 12. However, due to the losses reported for the periods ended on June 30, 2012 and 2011, these instruments have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

15. Property, Plant and Equipment

Individual

The balance correspond to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 100 aircrafts 737-800 Next Generation (101 aircrafts as of 31 December 2011) in the amount of R$510,216 (R$359,515 as of December 31, 2011) and the right on the residual value of aircraft in the amount of R$417,163 (R$417,163 as of December 31, 2011), both held by the subsidiary GAC.

Consolidated

	06/30/2012				12/31/2011
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leases	4%	2,956,113	(647,471)	2,308,642	2,377,234
Sets of replacement parts and spare engines	4%	924,212	(205,019)	719,193	733,095
Aircraft reconfigurations / overhauling	30%	621,391	(301,395)	319,996	253,655
Aircraft and safety equipment	20%	2,127	(1,035)	1,092	822
Tools	10%	26,791	(8,819)	17,972	18,387
		4,530,634	(1,163,739)	3,366,895	3,383,193
	-
Impairment losses	-	(47,595)	-	(47,595)	(50,653)
		4,483,039	(1,163,739)	3,319,300	3,332,540

Property, plant and equipment in use
Vehicles	20%	10,042	(7,448)	2,594	2,969
Machinery and equipment	10%	49,031	(15,070)	33,961	31,573
Furniture and fixtures	10%	20,626	(10,360)	10,266	10,323
Computers and peripherals	20%	45,884	(29,674)	16,210	15,712
Communication equipment	10%	3,086	(1,595)	1,491	1,334
Facilities	10%	4,581	(2,896)	1,685	1,854
Maintenance center – Confins	7%	105,970	(15,263)	90,707	92,047
Leasehold improvements	20%	51,376	(22,813)	28,563	15,115
Construction in progress	-	5,865	-	5,865	21,936
		296,461	(105,119)	191,342	192,863
		4,779,500	(1,268,858)	3,510,642	3,525,403

Advances for aircraft acquisition	-	515,517	-	515,517	365,067

		5,295,017	(1,268,858)	4,026,159	3,890,470

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Others flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions from Webjet’s acquisition	-	65,328	-	6,264	71,592
Additions	371,262	300,915	273,984	38,576	984,737
Disposals	-	(3,383)	(232,578)	(5,132)	(241,093)
Depreciation	(204,461)	(136,120)	-	(21,903)	(362,484)
Impairment losses	-	(23,250)	-	-	(23,250)
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Additions	31,705	171,577	170,311	12,147	385,740
Disposals	-	(5,261)	(19,861)	(85)	(25,207)
Depreciation	(100,297)	(114,022)	-	(13,583)	(227,902)
Impairment losses	-	3,058	-	-	3,058
As of June 30, 2012	2,308,642	1,010,658	515,517	191,342	4,026,159

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

(a)       Additions primarily represent total estimated costs to be incurred relating to the reconfiguration of aircraft when returned and improvement costs relating to major overhauled of engine under operating lease.

16. Intangible assets

Individual

As of June 30, 2012, the balance in the Parent Company in the amount of R$44 refers to software (R$89 as of December 31, 2011).

Consolidated

	Goodwill	Trademarks	Airport operating licenses	Software	Total
Balance as of December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions from Webjet’s acquisition				209	209
Additions	-	-	-	73,598	73,598
Disposals	-	-	-	(8,936)	(8,936)
Amortization	-	-	-	(26,149)	(26,149)
Provisional fair value from Webjet’s acquisition (note 13)	-	-	478,058	-	478,058
Balance at December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	14,585	14,585
Disposals	-	-	-	(379)	(379)
Amortization	-	-	-	(23,140)	(23,140)
Balance as of June 30, 2012	542,302	63,109	1,038,900	130,712	1,775,023

17. Short and Long-term Debt

	Maturity of contract	Effective rate (p.a.)	Individual		Consolidated
		06/30/2012	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Short-term debt:
Local currency:
Debentures IV	Sep, 2015	11.09%	-	-	-	595,160
Debentures V	Jun, 2017	10.64%	-	-	-	493,284
BNDES loan Safra	Oct, 2014	11.46%	-	-	30,136	29,956
Santander	Oct, 2012	8.99%	31,484	40,676	31,484	40,676
Citibank	Dec, 2012	8.73%	-	-	16,415	19,401
BNDES (direct)	Jul, 2017	10.72%	-	-	4,031	8,372
BDMG	Mar, 2018	10.71%	-	-	4,702	3,600
Industrial CDB	Mar, 2012	-	-	-	-	1,250
Banco IBM	Mar, 2017	12.38%	-	-	3,000	-
Working Capital/ Banco Itaú	Mar, 2013	16.12%	-	-	117,886	-
Interests			-	-	21,836	23,421
			31,484	40,676	229,490	1,215,120
Foreign currency
(in U.S. Dollars):
J.P.Morgan	Jun, 2014	1.15%	-	-	39,525	-
Working Capital	Mar, 2012	3.42%	-	-	-	95,894
IFC	Jan, 2013	5.79%	-	-	25,642	31,264
FINIMP	Jun,2013	3.46%	-	-	23,849	3,127
Aeroturbine	Dec,2012	-	-	-	1,696	4,579
Interests			41,525	38,799	40,393	40,701
			41,525	38,799	131,105	175,565
			73,009	79,475	360,595	1,390,685

Finance lease	Until Dec, 2021	-	-	-	245,083	161,755
Total short-term debt			73,009	79,475	605,678	1,552,440
			0	0	0	0
Long-term debt:
Local currency:
Debentures IV	Sep, 2015	11.09%	-	-	595,805	-
Debentures V	Jun,2017	10.64%	-	-	493,894	-
Safra	Dec,2015	11.54%	-	-	163,104	196,000
BNDES – Loan Safra	Oct, 2014	11.46%	-	-	28,388	42,837
BDMG	Mar, 2018	10.71%	-	-	23,299	25,851
BNDES – (direct)	Jul, 2017	10.72%	-	-	12,647	-
IBM bank	Mar, 2017	12.38%	-	-	12,000	-
			-	-	1,329,137	264,688
Foregn Currency (in U.S. Dollars):
J.P.Morgan	Jun, 2014	1.15%	-	-	36,075	-
Senior bond I	Apr, 2017	7.70%	454,792	421,669	424,469	393,532
Senior bond II	Jul, 2020	9.65%	593,943	550,471	593,937	550,471
Perpetual bond	-	8.75%	404,257	375,160	361,809	335,768
			1,452,992	1,347,300	1,416,290	1,279,771
			1,452,992	1,347,300	2,745,427	1,544,459

Finance lease	Until Dec, 2021		-	-	1,881,811	1,894,549
Total long-term debt			1,452,992	1,347,300	4,627,238	3,439,008
			1,526,001	1,426,775	5,232,916	4,991,448

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The maturities of long-term debt for the next twelve months as of June 30, 2012, are as follows:

	Individual
	After 2016	Without maturity date	Total
Foreign currency
(Dollars):
Senior bond I	454,792	-	454,792
Senior bond II	593,943	-	593,943
Perpetual bond	-	404,257	404,257
Total	1,048,735	404,257	1,452,992

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Consolidated
	2013	2014	2015	2016	After 2016	Without maturity date	Total
Local currency:
BNDES Loan	1,549	3,097	3,097	3,097	1,807	-	12,647
BNDES – Loan Safra	13,392	14,996	-	-	-	-	28,388
Safra	32,620	65,242	65,242	-	-	-	163,104
BDMG	3,893	4,566	4,566	4,566	5,708	-	23,299
IBM	1,500	3,000	3,000	3,000	1,500	-	12,000
Debentures	-	-	595,805	246,948	246,946	-	1,089,699
	52,954	90,901	671,710	257,611	255,961	-	1,329,137
Foreign currency Foreign currency
(Dollars):
JP Morgan	18,037	18,038	-	-	-	-	36,075
Senior bond I	-	-	-	-	424,469	-	424,469
Senior bond II	-	-	-	-	593,937	-	593,937
Perpetual bond	-	-	-	-	-	361,809	361,809
	18,037	18,038	-	-	1,018,406	361,809	1,416,290
Total	70,991	108,939	671,710	257,611	1,274,367	361,809	2,745,427

The fair values of senior and perpetual bonds, as of June 30, 2012, are as follows:

	Individual		Consolidated
	Book	Market (a)	Book	Market (a)
Senior bonds (I and II)	1,048,735	931,400	1,018,406	901,080
Perpetual bonds	404,257	293,954	361,809	251,506

Senior and perpetual bonds market prices are obtained through market quotations.

Finimp

On June 22, 2012, the Company, through its subsidiary VRG, raised the amount of US$6,133, corresponding to R$12,532 (on the disbursement date) with Banco do Brasil in order to purchase spare parts and equipment for aircraft. As security for this operation there are two Promissory Note in the amount of U.S.$ 8,770. On June 30, 2012, the amount recorded in current liabilities was R$23,849 (R$3,127 recorded in current liabilities at December 31, 2011).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

BNDES

On June 27, 2012, the Company, through its subsidiary VRG, signed a new long-term line of credit in local currency with the National Development Bank (BNDES) in the amount of R$18,570. On the same date the amount raised was R$15,486. The funds are intended to finance the expansion of the (CMA) Aircraft Maintenance Center completed in 2010. The loan has term of 60 months maturing July 15, 2017, amortization and interest payments monthly. The interest rate is calculated based on the TJLP plus 1.40% pa. As security for this operation, there was the placement of place a bank guarantee in the amount of R$18,570.

Funding engine maintenance (JPMorgan)

On June 29, 2012, the Company through its subsidiary VRG, issued the first series of Guaranteed Notes ("Guaranteed Notes") in funding for engine maintenance in the amount of US$84,8 million with a financial guarantee from the Export-Import Bank of the United States (Ex-Im Bank). The first series of Guaranteed Notes was priced by capital market transactions with interest rate of 1.00% p.a. the amount of R$79,050 (corresponding to U.S.$39,108 on the disbursement date). The funding will be within two years due in June 29, 2014 and will have quarterly repayments of principal and interest and issuance costs in the amount of the transaction of US$1,707 (corresponding to R$3,450 on the balance sheet date).

Finance leases

Future payments of US dollar-denominated finance lease installments are as follows:

	Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011
2012	145,491	281,165
2013	315,520	292,835
2014	315,504	292,819
2015	306,226	284,205
2016	297,514	276,098
After 2016	1,217,941	1,118,240
Total minimum lease payments	2,598,196	2,545,362
Less total interest	(471,302)	(489,058)
Present value of minimum lease payments	2,126,894	2,056,304
Less current portion	(245,083)	(161,755)
Non- current portion	1,881,811	1,894,549

The discount rate used to calculate the present value of the minimum leasing payments is 6.10% as of June 30, 2012 (6.10% as of December 31, 2011). There are no significant differences between the present value of minimum leasing payments and the fair value of these financial liabilities.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company extended the maturity date of financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of June 30, 2012, the withdrawals made for the repayment at maturity date of the lease agreement amount to R$38,160 (R$59,552 as of December 31, 2011), are recorded in long-term debt.

Covenants

VRG has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: IFC, BNDES, Bradesco  (Debenture V) and Banco do Brasil (Debentures IV e V).

The restrictive covenants measures for these loans are: (i) net debt / EBITDAR, (ii) Current Assets / Current Liabilities, (iii) EBITDA / Debt Service, (iv) Short-term Debt / EBITDA, (v) Net debt/ EBITDA and (vi) Debt Coverage Ratio (ICD).

On June 30, 2012, the Company and its subsidiaries did not reach the minimum requirements established for the financing from IFC, BNDES and the Debentures IV and V, associated with EBITDA and EBITDAR as a result of loss observed during this period.

VRG maintain with BNDES a letter of guarantee of R$33.1 million, whose amount exceeds the current debt, and is not therefore subject to liquidity problems in case it is required to settle such debts.

VRG has not reached the minimum parameters set by the IFC, but received a specific consent of the IFC (waiver) that relieves the Company to perform the prepayment of this loan during the year 2012. Consequently, VRG has set a new expiration date to January 15, 2013.

On March 15, 2012, the Company obtained release clause of acceleration and / or application of any penalty on breach of its restrictive contractual clauses. This authorization was deliberated in General Meeting of Debenture Holders of the fourth and fifth issues of debentures for the calculation periods ended March 31, 2012 and June 30, 2012. As a result of this authorization, the company is in compliance with its obligations prescribed in the debentures’ indenture, thus no need to reclassify its debt to the short term on June 30, 2012, in order to meet the Brazilian and international accounting standards.

18.  Advance Ticket Sales

As of June 30, 2012, the balance of advance ticket sales in current liabilities of R$784,927 (R$744,743 as of December 31, 2011) is represented by 5,468,603 tickets sold and not yet used (4,364,524 as of 31 December 2011) with 90 days of average term of use (75 days as of December 31, 2011).

19.  Smiles Deferred Revenue

As of June 30, 2012, the balance of Smiles deferred revenue is R$101,666 and R$286,797 classified in the current and non-current liabilities, respectively (R$71,935 and R$214,779 as of December 31, 2011). The number of outstanding miles as of June 30, 2012 amounted to 30,162,261,342 (23,004,285,890 as of December 31, 2011).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

20. Advances from Customers

As of June 30, 2012, the Company recognized the amount of R$9,623 (R$30,252 on December 31,2011), as detailed below:

Operating Agreement- Co-Branded

The subsidiary VRG, signed with Banco Bradesco S.A. and Banco do Brasil S.A., in September 2009, an Operating Agreement for the sale of miles and right to use the database of the Smiles mileage program, and right of use of the Smiles brand related to the credit card issues in Co-Branded format. The agreement is effective for five years.

The mileage sales was recognized as advances from customers and as of June 30, 2012 the balance of R$600 (R$9,620 as of December 31, 2011) represents the remaining miles which were not transferred to the customers’ mileage account. The right of data bank’s use of Smiles mileage program was recognized on other current and noncurrent liabilities and is recognized on cargo and other revenue on a straight line basis according to the agreement’s period. The right of use of the Smiles brand on credit card was recognized on cargo and other revenue as of July, 2009.

CVC Advance

The Company, through its indirect subsidiary Webjet, holds an advance made on October 26, 2011 in the amount of R$25,000, related to an agreement signed with CVC, to buy tickets from Webjet. As of June 30, 2012, the Company has an outstanding amount of R$8,579 (R$20,632 on December 31, 2011)

Banco Patagônia S.A. Advances

The subsidiary VRG signed with Banco Patagônia SA, on April 7, 2011, a contract of sale and granting of miles, in order to encourage the use of credit cards from Banco Patagônia by its customers for the accrual of points in its Incentive Program called Club Patagonia. The term of the contract is one year, renewable for the same period through an amendment to be signed between the parties. As of June 30, 2012 the Company holds the amount of R$444 as an advance related to this agreement.

21. Taxes Payable

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

PIS and COFINS	-	-	102,470	107,987
REFIS	7,892	8,212	23,299	24,249
IRRF on payroll	-	5	13,979	26,372
ICMS	-	-	17,814	12,602
Import tax	-	-	3,292	3,410
CIDE	18	556	1,123	1,274
IOF	61	80	61	670
IRPJ and CSLL to collect	5,449	1,433	12,641	8,573
Others	23	839	4,588	4,534
	13,443	11,125	179,267	189,671

Current	6,191	3,233	62,792	76,736
Noncurrent	7,252	7,892	116,475	112,935

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

PIS and COFINS

With the beginning of the non-cumulative regime of PIS (Law 10637/02) and COFINS calculation (Law 10833/03), the subsidiary VRG implemented those rules and challenged in the courts the rate used to calculate these taxes. The provision recorded in balance sheet as of June 30, 2012, amounting to R$102,470 (R$107,987 as of December 31, 2011) includes the unpaid portion, adjusted for inflation using the SELIC rate. There are escrow deposits in the amount of R$77,972 (R$77,539 as of December 31, 2011) to ensure the suspension of the tax collection. On January 09, 2012, the Company filed the withdrawal of that judicial lawswit that was approved in March 2012. As of June 30, 2012, the Company is still expecting examination and authorization of the conversion of the deposits by the courts.

22. Provisions

	Insurance provision	Provision for anticipated return of aircraft Webjet	Provision for return of aircraft and engine VRG	Litigation	Total
Balance as of December 31, 2011	23,499	26,263	181,044	75,944	306,750
Additional provisions recognized	-	4,404	52,267	8,363	65,034
Utilized provisions	(14,440)	(1,877)	(37,375)	(3,107)	(56,799)
Foreign exchange	893	-	10,460	1,439	12,792
Balance as of June 30, 2012	9,952	28,790	206,396	82,639	327,777

Balance as of December 31, 2011
Current	23,499	16,252	35,817	-	75,568
Noncurrent	-	10,011	145,227	75,944	231,182
	23,499	26,263	181,044	75,944	306,750

Balance as of June 30, 2012
Current	9,952	17,165	51,502	-	78,619
Noncurrent	-	11,625	154,894	82,639	249,158
	9,952	28,790	206,396	82,639	327,777

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Provision for anticipated return of Webjet’s aircraft

In 2011, according to the strategic planning of Webjet, a provision for anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 14 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated returns from aircraft are scheduled to occur between 2012 and 2013 and the original termination of leases are in between 2012 to 2014. In the quarter ended June 30, 2012, the Company returned of the aircraft prefix WJC.

Return of aircraft and engines

The return provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as described in return conditions of lease contracts, which the counterpart is capitalized in the fixed assets (aircraft reconfigurations/overhauling),as described in note 15.

Lawsuits

As of June 30, 2012, the Company and its subsidiaries are parties to 24,272 lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	13,946	635	14,581
Civil proceedings	1,766	14	1,780
Civil miscellaneous	47	40	87
Labor lawsuits	4,117	3,601	7,718
Labor proceedings	104	2	106
Total	19,980	4,292	24,272

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	06/30/12	12/31/11
Civil	36,411	34,101
Labor	46,228	41,843
	82,639	75,944

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of June 30, 2012 of R$32,942 for civil claims and R$16,919 for labor claims (R$33,221 and R$16,019 as of December 31, 2011 respectively), for which no provisions are recognized.

On June 30, 2012 the Company was part of three (03) labor lawsuits in France due to debts of the former Varig S.A. The amount involved in the discussions, not provisioned, is approximately R$5,377 (corresponding to € 2.1 million).

The Company and its subsidiaries are challenging in court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries.The Company’s and its subsidiaries’ management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes there are no the evidence of goods circulation and so, there are no legal events to generate ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. On June 30,2012 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$210,868 (R$205,102 as of December 31, 2011) adjusted for inflation, not including late payment charges.

23.      Shareholders’ Equity

a)                    Issued capital

As of June 30, 2012 and December 31, 2011, the Company’s capital is represented by 270,390,004 shares, of which 137,032,734 are common and 133,357,270 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	06/30/2012			12/31/2011
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.15%	62.15%	100.00%	22.21%	61.63%
Delta Airlines, Inc	-	6.22%	3.07%	-	6.22%	3.07%
Wellington Management Company	-	5.04%	2.49%	-	5.04%	2.49%
Fidelity Investments	-	5.27%	2.60%	-	5.27%	2.60%
Treasury shares	-	2.79%	1.38%	-	2.79%	1.38%
Other	-	1.50%	0.74%	-	1.50%	0.74%
Free float	-	57.03%	27.57%	-	56.97%	28.09%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The authorized share capital as of June 30, 2012 was R$4.0 billion (R$4.0 billion on December 31,2011). Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including price and payment term.

The advance for future capital increase of R$579 refers to the shares subscribed by minority shareholders from the auction of surplus. This increase is part of the transaction that was initiated on December 21, 2011 due to increased capital of the Company approved by the Board, on the same date. This increase was approved by the Board of Directors at a meeting on August 13, 2012.

The price of Company shares as of June 30, 2012 are quoted, in the São Paulo Stock Exchange – BOVESPA, in the amount of R$8.92 and US$4.41 (R$12.44 and US$6.63 on December 31,2011) in New York Stock Exchange – NYSE. The book value per share as of June 30, 2012 is R$5.50 (R$8.16 as of December 31, 2011).

b)  Retained earnings

i. Legal reserve

It is recognized by allocating 5% of profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws. On December 31, 2011, was used in its entirety to absorb losses.

ii. Reinvestment reserve

The reserve of retained earnings was constituted under Article 196 of Law 6.404/76, which intended to use in planned investments in the capital budget, approved at the Board of Directors. As of December 31, 2011, it was used in its entirety to absorb losses.

c)  Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit. The Brazilian corporate law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury shares

As of June 30, 2012, the Company has 3,724,225 treasury shares, totaling R$51,377, with a fair value of R$33,220 (R$51,377 in shares with fair value of R$46,329 as of December 31, 2011).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

e)  Share-based payments

As of June 30, 2012, the balance of share-based payments reserve was R$76,286. The Company recorded a share-based payment expense amounting to R$7,684  during the period ended June 30, 2012, with a corresponding item in the income statement as personnel costs (R$14,957 as of June 30, 2011).

f)   Other comprehensive income

The fair value measurement financial instruments designated as cash flow hedges is recognized in line item other comprehensive income, net of taxes, until maturity of the contracts. The balance as of June 30, 2012 corresponds to a loss of R$50,049 (loss of R$79,268 as of December 31, 2011).

24.      Costs of Services, Administrative and Selling Expenses

	Individual (BRGAAP)				Individual (BRGAAP)
	Three months period ended on				Six months period ended on
	06/30/2012		06/30/2011		06/30/2012		06/30/2011
	Total	%	Total	%	Total	%	Total	%
Salaries (a)	(4,465)	69.3	(7,622)	177.5	(8,601)	222.5	(15,744)	107.1
Services Rendered	(1,000)	15.5	(3,385)	78.8	(1,000)	25.9	(4,750)	32.3
Depreciation and amortization	(22)	0.3	(22)	0.5	(44)	1.1	(44)	0.3
Other expenses	(960)	14.9	(621)	14.5	(965)	24.9	(1,521)	10.3
Other operating income (b)	-	0.0	7,356	(171.3)	6,743	(174.4)	7,356	(50.0)
	(6,447)	100.0	(4,294)	100.0	(3,867)	100.0	(14,703)	100.0

(a)        The Company recognizes the cost of the Audit Committee and Board of Directors, as well as a plan of share-based compensation in the controller.

(b)       Refers to the gain with sale leaseback transactions. In the three months period ended on June 30, 2012, there were no new transactions.

	Consolidated (IFRS and BRGAAP)
	Three months period ended on
	06/30/2012						06/30/2011
	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%
Salaries	(337,617)	(22,080)	(39,579)	-	(399,276)	18.3	(321,519)	(23,539)	(40,246)	-	(385,304)	21.0
Fuel and lubricants	(920,207)	-	-	-	(920,207)	42.1	(730,913)	-	-	-	(730,913)	39.8
Aircraft rent	(160,184)	-	-	-	(160,184)	7.3	(112,512)	-	-	-	(112,512)	6.1
Aircraft Insurance	(7,007)	-	-	-	(7,007)	0.3	(8,328)	-	-	-	(8,328)	0.5
Maintenance materials and repairs	(105,799)	-	-	-	(105,799)	4.8	(89,633)	-	-	-	(89,633)	4.9
Traffic servicing	(71,561)	(14,879)	(44,481)	-	(130,921)	6.0	(56,153)	(17,528)	(43,010)	-	(116,691)	6.4
Sales and marketing	-	(95,152)	-	-	(95,152)	4.4	-	(89,444)	-	-	(89,444)	4.9
Tax and landing fees	(134,912)	-	-	-	(134,912)	6.2	(96,762)	-	-	-	(96,762)	5.3
Depreciation and amortization	(114,003)	-	(18,057)	-	(132,060)	6.0	(75,769)	-	(14,899)	-	(90,668)	4.9
Other income (expenses), net	(69,951)	(26,690)	(3,144)	-	(99,785)	4.6	(74,388)	(22,444)	(27,424)	7,356	(116,900)	6.4
	(1,921,241)	(158,801)	(105,261)	-	(2,185,303)	100.0	(1,565,977)	(152,955)	(125,579)	7,356	1,837,155	100.0

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Consolidated (IFRS and BRGAAP)
	Six months period ended on
	06/30/2012						06/30/2011
	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%
Salaries	(683,414)	(43,879)	(79,312)	-	(806,605)	18.6	(623,423)	(45,303)	(76,016)	-	(744,742)	20.7
Fuel and lubricants	(1,871,773)	-	-	-	(1,871,773)	43.1	(1,399,963)	-	-	-	(1,399,963)	38.9
Aircraft rent	(301,866)	-	-	-	(301,866)	6.9	(240,756)	-	-	-	(240,756)	6.7
Aircraft Insurance	(14,954)	-	-	-	(14,954)	0.3	(16,769)	-	-	-	(16,769)	0.5
Maintenance materials and repairs	(167,045)	-	-	-	(167,045)	3.8	(168,963)	-	-	-	(168,963)	4.7
Traffic servicing	(144,857)	(27,092)	(82,229)	-	(254,178)	5.8	(111,890)	(32,473)	(80,958)	-	(225,321)	6.3
Sales and marketing	-	(188,061)	-	-	(188,061)	4.3	-	(181,313)	-	-	(181,313)	5.0
Tax and landing fees	(277,094)	-	-	-	(277,094)	6.4	(181,894)	-	-	-	(181,894)	5.1
Depreciation and amortization	(214,419)	-	(36,623)	-	(251,042)	5.8	(152,101)	-	(28,723)	-	(180,824)	5.0
Other income (expenses), net	(166,694)	(40,307)	(11,233)	6,743	(211,491)	5.0	(152,101)	(43,300)	(69,017)	7,356	(257,062)	7.1
	(3,842,116)	(299,339)	(209,397)	6,743	(4,344,109)	100.0	(3,047,860)	(302,389)	(254,714)	7,356	(3,597,607)	100.0

25. Sales Revenue

a)                    The net sales revenue for the period has the following composition:

	Consolidated (IFRS and BRGAAP)
	Three months period ended on		Six months period ended on
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Passenger transportation	1,658,499	1,427,323	3,649,721	3,189,652
Cargo transportation and other revenue	268,439	216,236	546,654	434,927
Gross revenue	1,926,938	1,643,559	4,196,375	3,624,579
Related taxes	(96,280)	(77,218)	(199,649)	(162,516)
Net revenue	1,830,658	1,566,341	3,996,726	3,462,063

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Consolidated (IFRS and BRGAAP)
	Three months period ended on				Six months period ended on
	06/30/2012%		06/30/2011%		06/30/2012%		06/30/2011%
Domestic	1,718,739	93.9%	1,460,588	93.2	3,726,406	93.2%	3,177,979	91.8
International	111,919	6.1%	105,753	6.8	270,320	6.8%	284,084	8.2
Net revenue	1,830,658	100.0%	1,566,341	100.0	3,996,726	100.0%	3,462,063	100.0

26. Financial result

	Individual (BRGAAP)
	Three months period ended on		Six months period ended on
Financial income	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Income from short-term investments and Investment funds	5,837	3,675	12,727	7,451
Monetary variation	780	983	1,474	1,264
Other	13,035	3,467	16,969	6,451
	19,652	8,125	31,170	15,166
Financial expenses
Interest on short and long term debt	(33,029)	(26,812)	(62,588)	(53,880)
Bank interest and expenses	(12,397)	(1,438)	(13,065)	(2,672)
Other	(380)	(1.282)	(1,800)	(1,282)
	(45,806)	(29.532)	(77,453)	(57,834)
	0
Foreign exchange changes, net	(126,636)	27,297	(99,443)	45,325

	Consolidated (BRGAAP and IFRS)
	Three months period ended on		Six months period ended on
Financial income	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Income from derivatives	68,980	47,718	128,988	105,731
Income from short-term investments and Investment funds	28,420	33,376	60,161	67,565
Monetary variation	3,280	3,067	7,658	5,223
Other	7,470	11,798	15,175	16,313
	108,150	95,959	211,982	194,832
Financial expenses
Loss from derivatives	(86,814)	(110,571)	(127,277)	(199,197)
Interest on short and long term debt	(109,468)	(86,670)	(222,323)	(176,193)
Bank interest and expenses	(15,175)	(5,646)	(36,888)	(9,900)
Monetary variation	(1,859)	(2,435)	(6,497)	(9,306)
Other	(12,322)	(4,677)	(32,394)	(9,864)
	(225,638)	(209,999)	(425,379)	(404,460)

Foreign exchange changes, net	(332,836)	27,014	(260,139)	96,796

27. Commitments

As of June 30, 2012 the Company had with Boeing 90 firm orders, 10 purchase rights and 40 purchase options granted on non-onerous basis, for aircraft acquisition. These aircraft purchase commitments include estimates for contractual price increase during the construction phase. The approximate amount of firm orders, not including contractual discount is R$16,839,848 corresponding to US$8,331,197 (R$15,780,007 on December 31, 2011, corresponding to US$8,412,414) and are segregated according to the following periods:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	06/30/2012	12/31/2011
2012	809,949	896,087
2013	3,166,738	2,938,786
2014	4,678,665	4,341,879
2015	4,195,572	3,740,135
2016	3,286,179	3,207,569
After 2016	702,745	655,551
	16,839,848	15,780,007

As of June 30, 2012, in addition to the firm orders mentioned above, the Company has commitments the amount of R$1,931,417 (R$1,991,402 on December 31, 2011), as of advances for aircraft purchase  to be disbursed in accordance with the following schedule :

	06/30/2012	12/31/2011
2012	265,083	443,909
2013	603,756	537,137
2014	525,183	501,975
2015	442,796	407,115
2016	91,026	94,634
After 2016	3,573	6,632
	1,931,417	1,991,402

The installment financed by Long-term debt, collateralized by the aircraft through the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with equal or higher, reaching up to the limit of 100%.

The Company makes payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company leases its entire aircraft fleet using a combination of finance and operating leases, except for 6 aircrafts owned by its indirect subsidiary Webjet. As of June 30, 2012, the total leased fleet was comprised of 144 aircraft  (127 from VRG and 17 from Webjet), which 99 were operating leases and 45 were recorded as finance leases. The Company has 39 financial aircraft with purchase option. During the six months period ended June 30, 2012, the Company received two aircrafts based on operating lease contracts. During the period one aircraft has been returned.

a)          Operating leases

Future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	06/30/2012	12/31/2011
2012	331,598	594,976
2013	594,521	517,326
2014	411,085	341,486
2015	265,875	205,631
2016	213,720	157,231
After 2016	651,613	452,831
Total minimum leasing payments	2,468,412	2,269,481

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

b)    Sale-leaseback transactions

As of June 30, 2012, the Company recognized R$7,564 and R$12,149, as ‘Other payables’ in current and non-current liabilities, respectively (R$7,564 and R$15,931as of December 31, 2011), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircrafts. These gains were deferred and are being amortized proportionally to the monthly payments of the related lease agreements over the contractual term of 124 months.

On the same date, the Company recorded R$9,373 and R$40,142, as ‘Prepaid expenses’, in current and non-current assets, respectively (R$9,373 and R$44,828 as of December 31, 2011), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc. of nine aircraft during the years of 2007, 2008 and 2009. These losses were deferred and are amortized proportionally to the  payments of the operational lease agreements over the contractual term of 120 months.

Additionally, in the period ended June 30, 2012, the Company recorded a gain of R$6,743, recognized directly in profit and loss, since gains and losses on sale-leaseback transactions would not be compensated over lease terms.

28.      Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks relating to the operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, U.S. dollar futures and options contracts in the oil, U.S. dollar and interest markets.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Financial Policy and Risk Committee, after approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses over on these transactions and the application of risk management controls are part of the Committee’s monitoring and are satisfactory to the objectives proposed.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments are contracted with the purpose of hedging against fuel and exchange rates risks provide scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments hired, a significant portion of the transactions presents ineffective results upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of June 30, 2012 and December 31, 2011 is as follows:

	Measured at fair value through profit and loss		Measured at amortized cost (a)
	06/30/12	12/31/11	06/30/12	12/31/11
Assets
Cash and cash equivalents	983,275	1,230,287	-	-
Short-term investments (c)	719,391	1,009,068	-	-
Restricted cash	265,225	109,095	-	-
Derivatives operation assets (b)	-	4,213	-	-
Accounts receivable	-	-	379,231	354,134
Deposits	-	-	462,043	455,127
Other credits	-	-	48,997	53,546
Prepayment of hedge premium	-	11,572		-

Liabilities
Loans and financing	-	-	5,232,916	4,991,448
Suppliers	-	-	534,149	414,563
Derivatives Obligation (b)	107,252	115,432	-	-

(a)        The fair value are approximatelly the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 17.

(b)       The Company recorded as of June 30, 2012 the amount of R$50,049 (R$79,268 on December 31, 2011) in shareholders’ equity as valuation adjustment to equity as a corresponding item of this assets and liability.

(c)        The Company manages its investments as held for trading to pay its operational expenses.

On June 30, 2012 and December 31, 2011 the Company had no assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operations is as follows:

a)  Fuel price risk

As of June 30, 2012, fuel expenses accounted for 43% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long terms, in line with crude oil and oil byproduct price fluctuations.

In order to mitigate the fuel price risk, the Company and its subsidiaries contract derivatives linked mainly to crude oil and its byproducts. As of June 30, 2012, the Company used options, collar and swap agreements.

Fuel hedge transactions, classified as cash flow hedges are contracted by the counterparties rated as investment grade, or are performed on the NYMEX.

b)  Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar, etc.

In order to mitigate the currency risk, the Company contracts the following currency derivatives: U.S. dollar futures and options settled on the BM&F-BOVESPA. These transactions may be performed using exclusive investment funds, as described in the Company’s Risk Management Policy.

The Company’s foreign exchange exposure as of June 30, 2012 and December 31, 2011 is as follows:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Individual		Consolidated
	(BRGAAP)		(IFRS and BRGAAP)
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Assets
Cash and short-term investments	34,612	38,458	204,508	237,668
Deposits	-	-	462,043	455,127
Hedge premium	-	-	-	11,572
Prepaid Expenses with leases	-	-	30,302	30,382
Related parties transaction	545,414	593,817	-	-
Others		-	3,966	6,588
Total assets	580,026	632,275	700,819	741,337
Liabilities
Foreign suppliers	-	-	20,503	32,270
Short- and long-term debt	1,494,517	1,386,099	1,547,394	1,455,336
Finance leases payable	-	-	2,126,894	1,996,752
Other leases payable	-	-	42,604	59,552
Provision for aircraft return	-	-	235,186	181,044
Related Parties	355,315	222,725	-	-
Other U.S. dollar-denominated liabilities	-	-	-	7,616
Total liabilities	1,849,832	1,608,824	3,972,581	3,732,570
Exchange exposure in R$	1,269,806	976,549	3,271,762	2,991,233

Obligations not recognized in balance sheet
Future obligations resulting from operating leases	1,931,417	1,991,402	1,931,417	1,991,402
Future obligations resulting from firm aircraft orders	16,839,848	15,780,007	16,839,848	15,780,007
Total	18,771,265	17,771,409	18,771,265	17,771,409

Total exchange exposure R$	20,041,071	18,747,958	22,043,027	20,762,642
Total exchange exposure US$	9,914,941	9,994,647	10,905,371	11,068,686
Exchange Rate (R$/US$)	2.0213	1.8758	2.0213	1.8758

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is in lease transactions, indexed to the Libor and local debt.

In the period ended June 30, 2012, for interest rate hedges, the Company and its subsidiaries held swap transactions with counterparties rated as investment grade.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due of the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s, or they are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigates the credit risk. The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of June 30, 2012, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 19 days and of their financial liabilities was 4.5 years.

f)  Capital management

The table below shows the financial leverage rate as of June 30, 2012 and December 31, 2011:

	Consolidated (IFRS and BRGAAP)
	06/30/2012	12/31/2011
Shareholder’s equity	1,486,916	2,205,911
Cash and cash equivalents	(983,275)	(1,230,287)
Restricted cash	(265,225)	(109,095)
Short-term investments	(719,391)	(1,009,068)
Short- and long-term debts	5,232,916	4,991,448
Net debt (a)	3,265,025	2,642,998
Total capital (b)	4,751,941	4,848,909
Leverage ratio (a) / (b)	69%	55%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure in the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Description	Balance sheet account	06/30/2012	12/31/2011
Rights from derivatives operation (assets)	Rights of derivative transactions	-	4,213
Obligation from derivatives operation (liabilities)	Liabilities from derivative transactions	107,252	115,432
Prepayment of hedge premium (assets)	Prepaid expenses	-	11,572

The Company and its subsidiaries adopt hedge accounting and in June 30, 2012, the derivative contracted to hedge, interest rate risk and fuel price risk as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of derivatives financial instruments

i) Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii) Derivative financial instruments not designated as hedges

The Company and its subsidiaries contracts derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

Designation of hedged item

a)      Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives and its byproducts—West Texas Intermediate (WTI), Brent and Heating Oil—to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

As of June 30, 2012, the Company and its subsidiaries have derivative contracts designated as cash flow hedge fuel, traded in Nymex and OTC markets.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance at:	06/30/2012	12/31/2011
Fair value at end of the period (R$)	(19,485)	(9,217)
Volume hedged for future periods (thousand barrels)	2,412	3,631
Volume engaged for future periods (thousand barrels)	3,859	5,810
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	16,813	(20,898)

	Three Months		Six Months
Period ended:	2012	2011	2012	2011
Loss on hedge effectiveness recognized as operating costs (R$)	(6,932)	-	(8,517)	-
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses)	(3,018)	21,376	(14,962)	22,128
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses) for future periods (R$)	(41,041)	(47,742)	(35,009)	(52,923)
Total losses on hedge ineffectiveness recognized in financial income (expenses) (R$)	(44,058)	(26,366)	(49,970)	(30,795)
Exposure percentage hedged during the period	41%	46%	54%	44%

Market risk factor: Fuel price

	2T12	3T12	4T12	1T13	Total 12M	3T13 - 1T15
Percentage of fuel exposure hedged	31%	10%	5%	3%	12%	6%
Notional amount in barrels (thousands)	1,302	422	202	139	2,065	1,794
Future rate agreed per barrel (US$) *	113,78	110,06	113,43	112,13	112,87	104,48
Total in reais **	299,431	93,882	46,314	31,504	471,131	378,851

* Weighted average between call strikes,

** The exchange rate as of 06/30/12 was R$2.0213/ US$1.00.

b)                   Foreign Exchange Hedge

The Company and its subsidiaries uses derivative contracts as U.S. dollar hedges conducted with BM&FBOVESPA, using an exclusive investments fund as vehicle for contracting risk coverage.

In September 2011, Management, considering the future economic outlook, decided to suspend temporarily the currency hedge of the Company’s cash flows. In January 2012, the Administration resumed hedging.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

As of June 30, 2012, R$38,693 financial assets of investments fund were bank guarantee linked to margin deposits warranty on the BM&F, to cover the derivative transactions.

As of June 30, 2012, the Company and its subsidiaries do not have foreign exchange derivative contracts designated as U.S. dollar as cash flow hedges. Losses from hedge ineffectiveness recognized during the period ended June 30, 2012 and of 2011 are presented below:

Period ended:	06/30/2012	12/31/2011
Fair value at the end of period (R$)	(5,121)	-
Volume hedged for future periods (R$)	126,500	-

	Three months		Six months
Period ended:	2012	2011	2012	2011
Total hedge ineffective gains (losses) recognized in financial income (expenses) (R$)	27,421	(620)	58,136	(729)
Percentage exposure hedged during the period	3%	2%	4%	6%

	3T12	4T12	1T13	2T13	Total 12M
Percentage of cash flow exposure	20%	0%	0%	0%	6%
Notional amount (US$)	126,500	-	-	-	126,500
Future rate agreed (R$)	2.0756	-	-	-	2.0756
Total in reais	262,567	-	-	-	262,567

Since July/2011 the Company and its subsidiaries do not have foreign exchange derivative contracts designated as fair value hedge of U.S. dollar. The table below shows the amounts recognized in financial income related to these transactions:

	Three months		Six months
Period ended:	2012	2011	2012	2011
Hedge effectiveness gains (losses) recognized in financial expenses (R$)despesas financeiras (R$)	-	(13,855)	-	(34,130)

As of March, 2012, was settled the currency swaps (USD x CDI) to hedge a credit facility (working capital) indexed to the dollar. The Company and its subsidiaries did not enter into new contracts of this type.The table below shows the amounts recognized in financial income (expenses) related to these transactions:

	Three months		Six months
Period ended:	2012	2011	2012	2011
Losses recognized in financial income (expenses)	-	(13,077)	(4,211)	(18,879)

c)        Interest rate hedges

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

As of June 30, 2012, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The following is a summary interest rate derivative contracts designated as Libor cash flow hedges:

Closing balance at:	06/30/2012	12/31/2011
Fair value at the end of the period (R$)	(82,652)	(88,440)
Face value at the end of the period (US$)	375,396	505,181
Face value at the end of the period (R$)	758,788	947,618
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(66,862)	(58,370)

	Three months		Six months
Period ended:	2012	2011	2012	2011
Hedge effectiveness gains (losses) recognized in financial income (expenses) (R$)	(1,196)	-	(2,120)	-

As of June 30, 2012 the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

	Three months		Six months
Period ended:	2012	2011	2012	2011
Losses recognized in financial expenses	-	(8,935)	(123)	(8,935)

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of June 30, 2012 and based on the scenarios described above.

The probable scenario is the Company's maintenance market levels and therefore the impact on fair value is null.

In the tables, positive values are displayed active exposures (assets greater than liabilities) and negative values are exposed exhibitions liabilities (liabilities greater than assets).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Consolidated

I)       Fuel risk fator

As of June 30, 2012, the Company held derivative contracts for oil WTI, Brent and Heating Oil, totaling 3,859 thousand barrels, maturing from June,2012 to December 2014.

Derivative fuel
Risk	Exposed fuels	Adverse Scenario Remote	Possible Adverse Scenario	Probable Scenario
		-50%	-25%
Curve drop in the price Brent	(19,485)	(290,943)	(136,052)	-

	Brent	US$ 48.90/bbl	US$ 73.35/bbl	US$ 97.80/bbl

II)         Foreign exchange risk factor

As of June 30, 2012, the Company held a derivatives contract in US dollar in the notional value of US$126,500 with maturity in July to October 2012 and an exhibition exchange losses of R$3,127,917.

Instruments	Risk	Exposed amounts as of	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				+25%	+50%
Assets- liabilities	Dollar	(3,127,917)	-	(781,979)	(1,563,959)
Derivative	Dollar	(5,121)	-	60,227	124,114
	Dollar appreciation	(3,133,038)	-	(721,752)	(1,439,845)

		Dollar	R$2.0213	R$2.5266	R$3.0320

III)      Interest risk factor

On June 30, 2012, the Company holds assets and liabilities indexed to the CDI-Cetip overnight rate, financial liabilities indexed to the TJLP and Libor interest, loans indexed to the IPCA and derivatives position in LIBOR.

In the sensitivity analysis of non-derivative financial instruments was considered the scenarios impacts related on June 30,2012 to quarterly interests of exposed values, from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amounts	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				+25%	+50%

Short-term financial investments	Increase in CDI	181,563	-	(10,228)	(20,456)

Derivative	Libor	(82,652)	-	23,975	47,950
Debt and finance lease	Libor	(378,570)	-	(803)	(1,605)
	Increase in the Libor	(839,792)	-	22,370	44,740

Short and long term debt	Increase TJLP	(91,617)	-	(960)	(1,919)

Short and long term debt	Increase IPCA	(28,001)	-	(49)	(98)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Individual

I)           Foreign exchange risk

On June 30, 2012, the Company has a passive currency exposure of R$1,269,806.

Instruments	Risk	Exposed amounts	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				+25%	+50%
Assets - liabilities	Dollar appreciation	(1,269,806)	-	(317,452)	(634,903)
		Dollar	R$2.0213	R$2.5266	R$3.0320

IFRS

Besides the sensitivity analysis based on the abovementioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                  Increase and decrease by 10 percentage points in fuel prices, by keeping all the other variables constant;

•                  Increase and decrease by 10 percentage points in dollar exchange rate, by keeping all the other variables constant;

•                  Increase and decrease by 10 percentage points in Libor interest rate, by keeping all the other variables constant;

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s management, at June 30, 2012 and 2011, based on the scenarios described above:

Fuel:
	Position as of June 30, 2012		Position as of December 31, 2011
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(184.6)	(128.1)	(294.6)	(186.0)
(10)	184.6	161.2	294.6	180.6

Foreign exchange - USD:
	Position as of June 30. 2012		Position as of December 31. 2011
Appreciation/(depreciation) of USD/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(234.1)	(154.5)	(385.7)	(254.5)
(10)	234.1	154.5	385.7	254.5

Interest rate - Libor:
	Position as of June 30. 2012		Position as of December 31. 2011
Increase/(decrease) in Libor (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(0.6)	(5.9)	(0.5)	8.7
(10)	0.6	5.9	0.5	(9.4)

 Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)     Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)     Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)      Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The following table states a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of June 30, 2012:

Financial Instrument	Carrying amount	Other Significant Observable Factors

Cash equivalents	983,275	983,275
Short-term investments	719,391	719,391
Restricted cash	265,225	265,225
Liabilities from derivative transactions	107,252	107,252

29.  Non-cash transactions

As of June 30, 2012, the Company and its subsidiaries increased their property, plant and equipment in the amount of R$577, these transactions did not affect its cash in the period.

30.      Insurance

As of June 30, 2012, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical type	In Brazilian reais	In US dollar
Guarantee – Hull/war	8,860,690	4,348,805
Civil liability per event/aircraft	3,565,625	1,750,000
Inventories (base and transit)	295,738	145,000

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian reais equivalent to one billion U.S. Dollars.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED JUNE 30, 2012

(The Individual and Consolidated Interim Financial Information as of June 30, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

31.      Subsequent event

On August 13, 2012 the Company´s Board of Directors approved the capital increase associated with the advance for capital increase in the amount of R$183,189, representing 6,825,470 common shares and 1,501,312 preferred shares issued at the price of R$22.00 per share.

This deliberation represents the partial capital increase of the amount of R$295.795, representing 13.445.235 shares, which had been approved on December 21, 2011 by the Board of Directors. At the end of all exercise periods of the Right to subscribe, 5,118,453 shares remained unsubscribed, which were canceled on August 13, 2012.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2012, which comprises the statement of financial position as of June 30, 2012 and the related income statement and statement of comprehensive income for the three-month and six-month periods then ended and the statement of changes in equity and statement of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters

Interim statements of value added

We also have reviewed the individual and consolidated interim statements of value added (“DVA”), for the six-month period ended June 30, 2012, prepared under the responsibility of Management, the presentation of which is required by the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Convenience translation

The accompanying interim individual and consolidated financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 13, 2012

DELOITTE TOUCHE TOHMATSU	André Ricardo Aguillar Paulon
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.